UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________
FORM 6-K
_________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2018
Commission file number 1- 33198

_________________________
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40- F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐            No  ☒

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2018

ITEM 1 - FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Revenues (notes 2, 5 and 7)	320,354	264,792	643,553	540,930
Voyage expenses (note 2)	(36,486)	(20,196)	(71,492)	(45,337)
Vessel operating expenses (notes 2 and 7)	(110,298)	(89,705)	(225,680)	(168,695)
Time-charter hire expenses	(13,464)	(19,507)	(26,191)	(41,263)
Depreciation and amortization (notes 1 and 2)	(95,440)	(74,287)	(189,744)	(149,013)
General and administrative (notes 7 and 12)	(17,890)	(13,379)	(35,676)	(27,996)
(Write-down) and gain on sale of vessels (note 14)	(178,795)	(1,500)	(207,291)	(1,500)
Restructuring charge	—	—	—	(450)
(Loss) income from vessel operations	(132,019)	46,218	(112,521)	106,676

Interest expense (notes 6, 7 and 8)	(49,662)	(36,602)	(91,235)	(72,706)
Interest income	734	406	1,392	752
Realized and unrealized gain (loss) on derivative instruments (note 8)	9,441	(21,797)	43,892	(28,329)
Equity income (note 2)	8,346	3,425	22,344	7,900
Foreign currency exchange loss (note 8)	(3,860)	(6,564)	(5,803)	(6,787)
Other expense - net	(592)	(1,134)	(3,863)	(912)
(Loss) income before income tax expense	(167,612)	(16,048)	(145,794)	6,594
Income tax expense (notes 2 and 9)	(880)	(418)	(6,638)	(1,797)
Net (loss) income	(168,492)	(16,466)	(152,432)	4,797

Non-controlling interests in net (loss) income	8	3,539	(7,852)	5,911
Preferred unitholders' interest in net (loss) income (note 11)	8,038	12,386	15,409	24,772
General Partner’s interest in net (loss) income	(1,342)	(648)	(1,217)	(518)
Limited partners' interest in net (loss) income	(175,196)	(31,743)	(158,772)	(25,368)
Limited partners' interest in net (loss) income for basic (loss) income per common unit (note 11)	(175,196)	(32,552)	(158,772)	(26,977)
Limited partner's interest in net (loss) income per common unit
- basic (note 11)	(0.43)	(0.22)	(0.39)	(0.18)
- diluted (note 11)	(0.43)	(0.22)	(0.39)	(0.18)
Weighted-average number of common units outstanding:
- basic	410,310,586	151,364,950	410,206,610	150,006,972
- diluted	410,310,586	151,364,950	410,206,610	150,006,972
Cash distributions declared per unit	0.0100	0.0100	0.0200	0.1200
Related party transactions (note 7)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Net (loss) income	(168,492)	(16,466)	(152,432)	4,797
Other comprehensive income (loss)
Other comprehensive income (loss) before reclassifications
Unrealized gain (loss) on qualifying cash flow hedging instruments (note 8)	2,975	(3,035)	6,017	(2,878)
Amounts reclassified from accumulated other comprehensive income (loss)
To interest expense:
Realized (gain) loss on qualifying cash flow hedging instruments (note 8)	(48)	706	52	762
To equity income:
Realized loss on qualifying cash flow hedging instruments	298	—	667	—
Other comprehensive income (loss)	3,225	(2,329)	6,736	(2,116)
Comprehensive (loss) income	(165,267)	(18,795)	(145,696)	2,681
Non-controlling interests in comprehensive (loss) income	8	3,539	(7,852)	5,911
Preferred unitholders' interest in comprehensive (loss) income	8,038	12,386	15,409	24,772
General and limited partners' interest in comprehensive (loss) income	(173,313)	(34,720)	(153,253)	(28,002)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at June 30,	As at December 31,
	2018	2017
	$	$
ASSETS
Current
Cash and cash equivalents	241,202	221,934
Restricted cash (notes 8 and 15)	12,425	28,360
Accounts receivable, including non-trade of $8,408 (December 31, 2017 - $32,387) (note 2)	134,931	162,691
Vessels held for sale (note 14)	8,000	—
Prepaid expenses	37,011	30,336
Due from affiliates (note 7c)	51,249	37,376
Other current assets (notes 2, 3b, 5 and 8)	10,644	29,249
Total current assets	495,462	509,946
Vessels and equipment
At cost, less accumulated depreciation of $1,546,249 (December 31, 2017 - $1,562,172)	4,388,304	4,398,836
Advances on newbuilding contracts and conversion costs (note 10g)	17,742	288,658
Investment in equity accounted joint ventures (notes 2 and 13)	195,082	169,875
Deferred tax asset (note 2)	22,674	28,110
Other assets (notes 2, 3b, 5 and 8)	177,254	113,225
Goodwill	129,145	129,145
Total assets	5,425,663	5,637,795
LIABILITIES AND EQUITY
Current
Accounts payable	12,020	43,317
Accrued liabilities (notes 8, 10 and 12)	142,147	187,687
Deferred revenues	55,786	69,668
Due to affiliates (note 7c)	57,331	108,483
Current portion of derivative instruments (note 8)	62,273	42,515
Current portion of long-term debt (note 6)	473,691	589,767
Other current liabilities (note 5)	10,437	9,056
Total current liabilities	813,685	1,050,493
Long-term debt (note 6)	2,492,517	2,533,961
Derivative instruments (note 8)	83,211	167,469
Due to affiliates (notes 7b, 7c, 7e and 7g)	290,959	163,037
Other long-term liabilities (notes 5 and 10)	281,798	249,336
Total liabilities	3,962,170	4,164,296
Commitments and contingencies (notes 6, 8 and 10)
Redeemable non-controlling interest	—	(29)
Equity
Limited partners - common units (410.3 million and 410.0 million units issued and outstanding at June 30, 2018 and December 31, 2017, respectively) (notes 2, 11 and 12)	879,437	1,004,077
Limited partners - preferred units (15.8 million and 11.0 million units issued and outstanding at June 30, 2018 and December 31, 2017, respectively) (note 11)	384,274	266,925
General Partner	15,032	15,996
Warrants (note 11)	132,225	132,225
Accumulated other comprehensive income (loss)	6,213	(523)
Non-controlling interests	46,312	54,828
Total equity	1,463,493	1,473,528
Total liabilities and total equity	5,425,663	5,637,795
Subsequent events (note 16)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2018	2017
	$	$
Cash, cash equivalents, and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(152,432)	4,797
Non-cash items:
Unrealized gain on derivative instruments (note 8)	(67,795)	(5,526)
Equity income, net of dividends received of $4,700 (2017 - $7,000)	(17,644)	(900)
Depreciation and amortization	189,744	149,013
Write-down and (gain) on sale of vessels (note 14)	207,291	1,500
Deferred income tax expense (note 9)	5,435	762
Amortization of in-process revenue contracts	(6,101)	(6,319)
Unrealized foreign currency exchange (gain) loss and other	(992)	35,143
Change in non-cash working capital items related to operating activities	(70,456)	14,909
Expenditures for dry docking	(9,995)	(2,815)
Net operating cash flow	77,055	190,564
FINANCING ACTIVITIES
Proceeds from long-term debt (note 6)	226,520	207,464
Scheduled repayments of long-term debt (note 6)	(345,970)	(263,169)
Prepayments of long-term debt (note 6)	(40,000)	—
Debt issuance costs	(8,346)	(2,214)
Proceeds from issuance of preferred units (note 11)	120,000	—
Proceeds from issuance of common units	—	585
Expenses relating to equity offerings	(3,997)	(212)
Proceeds from credit facility due to affiliates (note 7g)	125,000	—
Cash distributions paid by the Partnership	(22,330)	(34,412)
Cash distributions paid by subsidiaries to non-controlling interests	(664)	(660)
Other	(715)	(483)
Net financing cash flow	49,498	(93,101)
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts and conversion costs	(160,175)	(118,601)
Proceeds from sale of vessels and equipment (note 14)	10,410	—
Investment in equity accounted joint ventures	(1,700)	(12,339)
Direct financing lease payments received	2,991	3,177
Acquisition of companies from Teekay Corporation (net of cash acquired of $26.6 million) (note 7f)	25,254	—
Net investing cash flow	(123,220)	(127,763)
Increase (decrease) in cash, cash equivalents and restricted cash	3,333	(30,300)
Cash, cash equivalents and restricted cash, beginning of the period	250,294	342,287
Cash, cash equivalents and restricted cash, end of the period	253,627	311,987
Supplemental cash flow disclosure (note 15)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	Warrants $	General Partner $	Accumulated Other Comprehensive (Loss) Income $	Non- controlling Interests $	Total Equity $	Redeemable Non- controlling Interest $
Balance as at December 31, 2017	410,045	1,004,077	11,000	266,925	132,225	15,996	(523)	54,828	1,473,528	(29)
Net (loss) income	—	(158,772)	—	15,409	—	(1,217)	—	(7,852)	(152,432)	—
Other comprehensive income (note 8)	—	—	—	—	—	—	6,736	—	6,736	—
Cash distributions	—	(8,204)	—	(14,063)	—	(63)	—	(664)	(22,994)	—
Proceeds from equity offerings, net of offering costs (note 11)	—	—	4,800	116,003	—	—	—	—	116,003	—
Change in accounting policy (note 2)	—	41,381	—	—	—	316	—	—	41,697	—
Equity based compensation and other (note 12)	270	955	—	—	—	—	—	—	955	29
Balance as at June 30, 2018	410,315	879,437	15,800	384,274	132,225	15,032	6,213	46,312	1,463,493	—
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Partnership). Unless the context otherwise requires, the terms "we," "us," or "our," as used herein, refer to the Partnership.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2017, which are included in the Partnership’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on March 21, 2018. In the opinion of management of the Partnership’s general partner, Teekay Offshore GP L.L.C. (or the general partner), these interim unaudited consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the Partnership’s vessels and the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. Intercompany balances and transactions have been eliminated upon consolidation.

The Partnership's shuttle tankers are comprised of two components: i) a conventional tanker (or the tanker component) and ii) specialized shuttle equipment (or the shuttle component). The Partnership differentiates these two components on the principle that a shuttle tanker can also operate as a conventional tanker without the use of the shuttle component. The economics of this alternate use depend on the supply and demand fundamentals in the two segments. Historically, the Partnership has assessed the useful life of the tanker component as being 25 years and the shuttle component as being 20 years. During the six months ended June 30, 2018, the Partnership has considered challenges associated with shuttle tankers approaching 20 years of age in recent years and has reassessed the useful life of the tanker component to 20 years. This change in estimate, commencing January 1, 2018, affects 21 vessels in the Partnership's shuttle tanker fleet. The effect of this change in estimate was an increase in depreciation and amortization expense and net loss of $4.3 million and $8.5 million, or $0.01 and $0.02 per basic and diluted common unit, respectively, for the three and six months ended June 30, 2018.

2.	Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 became effective for the Partnership January 1, 2018, and has been applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership has adopted ASU 2014-09 as a cumulative-effect adjustment as of this date. The Partnership has elected to apply ASU 2014-09 only to those contracts that are not completed as of January 1, 2018. The Partnership identified the following differences:

•
Voyage revenues from towage vessels will be recognized over the period where the tow is being performed instead of the period of the tow and the mobilization and demobilization of the towage vessel. The cumulative-effect adjustment on January 1, 2018 and the impact for the three and six months ended June 30, 2018 was insignificant.

•
Revenue from time-charter contracts with fixed annual increases in the daily hire rate during the firm period of the charter to compensate for expected inflationary cost increases will be recognized on a smoothed basis over the term of the time-charter, instead of recognized when due under the contract. For time-charters with a termination fee owing if the contract is not extended past the contract term, the non-lease portion of such termination fee will be recognized over the contract term, instead of recognized when the termination fee is incurred. These changes had the impact of increasing revenue by $0.7 million and $1.5 million, respectively, for the three and six months ended June 30, 2018, as well as increasing other assets by $10.0 million, decreasing deferred tax assets by $0.8 million and increasing equity by $9.1 million as at June 30, 2018. The cumulative-effect adjustment on January 1, 2018 was an increase to equity of $7.7 million.

•
In certain cases, the Partnership will incur pre-operational costs that relate directly to a specific customer contract, that generate or enhance resources of the Partnership that will be used in satisfying performance obligations in the future, whereby such costs are expected to be recovered via the customer contract. Such costs will be deferred and amortized over the duration of the customer contract. The Partnership previously expensed such costs as incurred unless the costs were directly reimbursable by the contract or if they were related to the mobilization of offshore assets to an oil field. This change had the impact of decreasing (increasing) voyage expenses by $0.6 million and $1.8 million, vessel operating expenses by $(1.0) million and $(0.3) million, depreciation and amortization by $0.4 million and $1.1 million and equity income by $0.4 million and $0.4 million, respectively, for the three and six months ended June 30, 2018, as

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

well as increasing other assets by $30.1 million, investments in equity accounted joint ventures by $1.4 million, and equity by $31.5 million as at June 30, 2018. The cumulative increase to opening equity as at January 1, 2018 was $29.4 million.

•
The Partnership manages floating production storage and offloading (or FPSO) units owned by Teekay Corporation and other vessels. Upon the adoption of ASU 2014-09, costs incurred by the Partnership for its onshore staff and seafarers will be presented as vessel operating expenses and the reimbursement of such expenses will be presented as revenue, instead of such amounts being presented on a net basis. This had the impact of increasing revenues and vessel operating expenses by $11.6 million and $23.0 million, respectively, for the three and six months ended June 30, 2018. There was no cumulative impact to opening equity as at January 1, 2018.

•
Operating costs for the Partnership's Volatile Organic Compounds (or VOC) plants on certain shuttle tankers will be presented as vessel operating expenses and the reimbursement of such expenses will be presented as revenue instead of such amounts being presented on a net basis. This had the impact of increasing revenues and vessel operating expenses by $1.2 million and $2.6 million, respectively, for the three and six months ended June 30, 2018. There was no cumulative impact to opening equity as at January 1, 2018.

•
The Partnership previously presented the net allocation for its vessels participating in revenue sharing arrangements as revenues. The Partnership has determined that it is the principal in voyages its vessels perform that are included in the revenue sharing arrangements. As such, the revenue from those voyages will be presented in voyage revenues and the difference between this amount and the Partnership's net allocation from the revenue sharing arrangement will be presented as voyage expenses. This had the impact of increasing revenues and voyage expenses by $3.0 million and $6.3 million, respectively, for the three and six months ended June 30, 2018. There was no cumulative impact to opening equity as at January 1, 2018.

•
The Partnership previously presented all accrued revenue as a component of accounts receivable. The Partnership has determined that if the right to such consideration is conditional upon something other than the passage of time before payment of that consideration is due, such accrued revenue should be presented apart from accounts receivable. This had the impact of increasing other current assets and decreasing accounts receivable by $2.3 million at June 30, 2018. There was no cumulative impact to opening equity as at January 1, 2018.

•
Deferred costs have presented solely as a long-term asset if the remaining charter contract is more than one year or presented solely as a short-term asset if the charter contract is less than one year. This had the impact of decreasing other current assets and increasing long term assets by $14.5 million as of June 30, 2018. There was no cumulative impact to opening equity as at January 1, 2018.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (or ASU 2016-15), which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statements of cash flows. ASU 2016-15 became effective for the Partnership January 1, 2018, with a retrospective approach. The Partnership has elected to classify distributions received from equity method investees in the statement of cash flows based on the nature of the distribution. The adoption of this update did not have a material impact on the Partnership.
In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (or ASU 2016-18). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities are also required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 became effective for the Partnership January 1, 2018. Adoption of ASU 2016-18 resulted in the Partnership including in its statement of cash flows changes in cash, cash equivalents and restricted cash.
In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 is effective January 1, 2019, with early adoption permitted. FASB issued an additional accounting standards update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect. The Partnership has elected to use this new optional transition approach. The Partnership is currently assessing whether it will adopt ASU 2016-02 during 2018 or on January 1, 2019. To determine the cumulative effect adjustment, the Partnership will not reassess whether any expired or existing contracts are, or contain leases, will not reassess lease classification, and will not reassess initial direct costs for any existing leases. The adoption of ASU 2016-02 will result in a change in the accounting method for the lease portion of the daily charter hire for the Partnership's chartered-in vessels accounted for as operating leases with firm periods of greater than one year. Under ASU 2016-02, the Partnership will recognize a right-of-use asset and a lease liability on the balance sheet for these charters based on the present value of future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized. This will have the result of increasing the Partnership’s assets and liabilities. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right of use asset becomes impaired. In addition, direct financing lease payments received will be presented as an operating cash inflow instead of an investing cash inflow in the statement of cash flows. The cumulative effect adjustment to the Partnership's consolidated financial statements from the adoption of ASU 2016-02 will vary depending on the period in which the Partnership chooses to adopt ASU 2016-02. The Partnership is expecting to disclose in its consolidated financial statements for the third quarter of 2018 the quantitative impact of adopting ASU 2016-02, once the Partnership has determined the date on which it will adopt the new standard.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.
In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 will be effective for the Partnership January 1, 2019. The Partnership is currently evaluating the effect of adopting this new guidance.

3.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Item 18 - Financial Statements: Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

		June 30, 2018		December 31, 2017
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	253,627	253,627	250,294	250,294
Derivative instruments (note 8)
Interest rate swap agreements	Level 2	(96,121)	(96,121)	(168,247)	(168,247)
Cross currency swap agreements	Level 2	(42,118)	(42,118)	(44,006)	(44,006)
Foreign currency forward contracts	Level 2	(2,362)	(2,362)	(357)	(357)

Non-Recurring:
Vessels held for sale (note 14)	Level 2	8,000	8,000	—	—
Vessel and equipment (note 14)	Level 2	8,000	8,000	—	—
Vessels and equipment (note 14)	Level 3	83,991	83,991	—	—

Other:
Long-term debt - public (note 6)	Level 1	(668,182)	(677,861)	(666,427)	(671,635)
Long-term debt - non-public (note 6)	Level 2	(2,298,026)	(2,311,182)	(2,457,301)	(2,475,946)
Due to affiliates - long term (notes 7b, 7c, 7e and 7g)	Level 2	(290,959)	(329,981)	(163,037)	(210,089)

Vessels and equipment – In June 2018, as a result of a reassessment of the future redeployment assumptions for the Cidade de Rio das Ostras and Piranema Spirit FPSO units, the Partnership determined that the units were impaired and wrote down the carrying value of the units to their estimated fair value based on a discounted cash flow approach.

The Partnership determined the discounted cash flows for the Cidade de Rio das Ostras FPSO using the current contracts time charter rates and operating costs, estimated residual value and estimated sales price, discounted at an estimated market participant rate of 10%. In establishing these estimates, the Partnership has considered the specific attributes of this FPSO, current discussions with potential customers and historical experience redeploying FPSOs.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

The Partnership determined the discounted cash flows for the Piranema Spirit FPSO using the current contracts time-charter rates and operating costs, projected future use on the existing field, projected future use on other fields, and an estimated residual value, discounted at an estimated market participant rate of 10%. The projected future uses take into consideration the Partnership’s projected time-charter rates that could be contracted in future periods. In establishing these estimates, the Partnership has considered current discussions with existing and potential customers, available field expansions and historical experience redeploying FPSOs.

b)	Financing Receivables
The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	June 30, 2018	December 31, 2017
			$	$
Direct financing leases	Payment activity	Performing	14,216	17,207

4.	Segment Reporting

The following tables include results for the Partnership’s FPSO unit segment; shuttle tanker segment; floating storage and off-take (or FSO) unit segment; Units for Maintenance and Safety (or UMS) segment; towage segment; and conventional tanker segment for the periods presented in these consolidated financial statements.

Three Months Ended June 30, 2018	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
Revenues	124,053	142,047	33,840	—	15,510	4,904	—	320,354
Voyage expenses	—	(26,951)	(202)	(4)	(6,290)	(3,039)	—	(36,486)
Vessel operating expenses	(55,040)	(37,982)	(10,360)	(893)	(6,023)	—	—	(110,298)
Time-charter hire expenses	—	(9,277)	—	—	—	(4,187)	—	(13,464)
Depreciation and amortization	(37,179)	(39,840)	(11,643)	(1,653)	(5,125)	—	—	(95,440)
General and administrative(1)	(8,140)	(6,849)	(351)	(1,311)	(1,149)	(90)	—	(17,890)
(Write-down) and gain on sale of vessels	(180,200)	1,405	—	—	—	—	—	(178,795)
(Loss) income from vessel operations	(156,506)	22,553	11,284	(3,861)	(3,077)	(2,412)	—	(132,019)

Three Months Ended June 30, 2017	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
Revenues	110,247	132,964	10,798	3,089	4,229	3,465	—	264,792
Voyage expenses	—	(17,319)	(430)	—	(2,409)	(38)	—	(20,196)
Vessel operating expenses	(35,079)	(28,410)	(4,693)	(17,333)	(4,190)	—	—	(89,705)
Time-charter hire expenses	—	(15,387)	—	—	—	(4,120)	—	(19,507)
Depreciation and amortization	(36,497)	(30,049)	(2,588)	(1,634)	(3,519)	—	—	(74,287)
General and administrative(1)	(7,070)	(3,506)	(409)	(1,172)	(1,132)	(90)	—	(13,379)
Write-down of vessels	—	—	(1,500)	—	—	—	—	(1,500)
Income (loss) from vessel operations	31,601	38,293	1,178	(17,050)	(7,021)	(783)	—	46,218

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Six Months Ended June 30, 2018	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations(2)	Total
Revenues	258,291	285,903	67,237	—	23,121	9,921	(920)	643,553
Voyage expenses	—	(53,838)	(365)	(35)	(11,086)	(6,350)	182	(71,492)
Vessel operating expenses	(110,719)	(78,005)	(21,175)	(2,405)	(13,492)	—	116	(225,680)
Time-charter hire expenses	—	(17,879)	—	—	—	(8,312)	—	(26,191)
Depreciation and amortization	(72,013)	(81,202)	(23,284)	(3,306)	(10,043)	—	104	(189,744)
General and administrative(1)	(17,331)	(12,755)	(1,095)	(2,429)	(1,886)	(180)	—	(35,676)
(Write-down) and gain on sale of vessels	(180,200)	(27,091)	—	—	—	—	—	(207,291)
(Loss) income from vessel operations	(121,972)	15,133	21,318	(8,175)	(13,386)	(4,921)	(518)	(112,521)

Six Months Ended June 30, 2017	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
Revenues	223,102	269,197	22,287	3,916	15,127	7,301	—	540,930
Voyage expenses	—	(38,597)	(755)	—	(5,919)	(66)	—	(45,337)
Vessel operating (expenses) recoveries	(70,172)	(55,839)	(9,772)	(23,818)	(9,104)	10	—	(168,695)
Time-charter hire expenses	—	(32,085)	—	—	(925)	(8,253)	—	(41,263)
Depreciation and amortization	(72,999)	(60,662)	(5,140)	(3,267)	(6,945)	—	—	(149,013)
General and administrative(1)	(14,900)	(6,649)	(910)	(3,164)	(2,193)	(180)	—	(27,996)
Write-down of vessels	—	—	(1,500)	—	—	—	—	(1,500)
Restructuring charge	(450)	—	—	—	—	—	—	(450)
Income (loss) from vessel operations	64,581	75,365	4,210	(26,333)	(9,959)	(1,188)	—	106,676

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Includes revenues and expenses earned and incurred between segments of the Partnership during the six months ended June 30, 2018.
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	June 30, 2018	December 31, 2017
	$	$
FPSO segment	2,338,302	2,506,660
Shuttle tanker segment	1,718,549	1,765,664
FSO segment	485,646	516,567
UMS segment	188,175	190,440
Towage segment	424,377	398,610
Conventional tanker segment	3,804	3,360
Unallocated:
Cash and cash equivalents and restricted cash	253,627	250,294
Other assets	13,183	6,200
Consolidated total assets	5,425,663	5,637,795

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

5.	Revenues

The Partnership’s primary source of revenues is chartering its vessels and offshore units to its customers. The Partnership utilizes five primary forms of contracts, consisting of FPSO contracts, contracts of affreightment (or CoAs), time-charter contracts, bareboat charter contracts and voyage charter contracts. During the six months ended June 30, 2018, the Partnership also generated revenues from the operation of VOC systems on 13 of the Partnership’s shuttle tankers, and the management of three FPSO units, one FSO unit and two shuttle tankers on behalf of third parties who are the disponent owners or charterers of these assets.
FPSO Contracts

Pursuant to an FPSO contract, the Partnership charters an FPSO unit to a customer for a fixed period of time, generally more than one year. The performance obligations within an FPSO contract, which will include the lease of the FPSO unit to the charterer as well as the operation of the FPSO unit, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. Fees relating to the lease and operation of the FPSO (or hire) are typically invoiced monthly in arrears, based on a fixed daily hire amount. In certain FPSO contracts, the Partnership is entitled to a lump sum amount due upon commencement of the contract and may also be entitled to termination fees if the contract is canceled early. While the fixed daily hire amount may be the same over the term of the FPSO contract, in certain cases, the daily hire amount declines over the duration of the FPSO contract. As a result of the Partnership accounting for compensation from such charters on a straight-line basis over the duration of the charter, FPSO contracts where revenues are recognized before the Partnership is entitled to such amounts under the FPSO contracts will result in the Partnership recognizing a contract asset and FPSO contracts where revenues are recognized after the Partnership is entitled to such amounts under the FPSO contracts will result in the Partnership recognizing deferred revenues. Some FPSO contacts include variable consideration components in the form of expense adjustments or reimbursements, incentive compensation and penalties. For example, some FPSO contracts contain provisions that allow the Partnership to be compensated for increases in the Partnership's costs to operate the unit during the term of the contract. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or foreign currency rates, or in the form of cost reimbursements for vessel operating expenditures incurred. The Partnership may also earn additional compensation from periodic production tariffs, which are based on the volume of oil produced, the price of oil, as well as other monthly or annual operational performance measures. During periods in which production on the FPSO unit is interrupted, penalties may be imposed. Variable consideration under the Partnership’s contracts is typically recognized as incurred as either such revenues are allocated and accounted for under lease accounting requirements or alternatively such consideration is allocated to the distinct period in which such variable consideration was earned. The Partnership does not engage in any specific tactics to minimize residual value risk. Given the uncertainty involved in oil field production estimates and the resulting impact on oil field life, FPSO contracts typically will include extension options for periods up to 14 years, or options to terminate early.
Contracts of Affreightment

Voyages performed pursuant to a CoA for the Partnership’s shuttle tankers are priced based on the pre-agreed terms in the CoA. The performance obligations within a voyage performed pursuant to a CoA, which will typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner. Consideration for such voyages consists of a fixed daily hire rate for the duration of the voyage, the reimbursement of costs incurred from fuel consumed during the voyage, as well as a fixed lump sum intended to compensate for time necessary for the vessel to return to the field following completion of the voyage. While such consideration is generally fixed, certain sources of variability exist, including variability in the duration of the voyage and the actual quantity of fuel consumed during the voyage. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage will typically be less than two weeks. The Partnership does not engage in any specific tactics to minimize residual value risk due to the short-term nature of the contracts.
Time Charters

Pursuant to a time charter contract, the Partnership charters a vessel or FSO unit to a customer for a fixed period of time, generally one year or more. The performance obligations within a time-charter contract, which will include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is typically invoiced monthly in advance for time-charter contracts, based on a fixed daily hire amount. In certain long-term time-charters, the fixed daily hire amount will increase on an annual basis by a fixed amount to offset expected increases in operating costs. As a result of the Partnership accounting for compensation from such charters on a straight-line basis over the duration of the charter, such fixed increases in rate will result in revenues being accrued in the first half of the charter and such amount drawn down in the last half of the charter. Some time charters include variable consideration components in the form of expense adjustments or reimbursements, incentive compensation and penalties. For example, certain time charters contain provisions that allow the Partnership to be compensated for increases in the Partnership's costs during the term of the charter. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or in the form of cost reimbursements for vessel operating expenditures or drydocking expenditures. During periods in which the vessels go off-hire or minimum speed and performance metrics are not met, penalties may be imposed. Variable consideration under the Partnership’s contracts is typically recognized as incurred as either such revenues are allocated and accounted for under lease accounting requirements or alternatively such consideration is allocated to the distinct period in which such variable consideration was earned. The Partnership does not engage in any specific tactics to minimize residual value risk.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

The time charters for the three shuttle tankers servicing the East Coast Canada project can be canceled upon two years' notice. The time charters for four shuttle tankers in Brazil can be extended by up to ten years, at the election of the charterer. The time charters for the vessels servicing the Equinor ASA (or Equinor) (formerly Statoil ASA) North Sea requirements under the terms of a master agreement are one year in length and may be renewed for subsequent one-year periods. The number of vessels required under the terms of the master agreement may be adjusted annually based on the requirements of the fields serviced. The time charter contracts for three FSO units can be extended for periods between five and 12 years or terminated early.
Bareboat Charters

Pursuant to a bareboat charter contract, the Partnership charters a vessel or FSO unit to a customer for a fixed period of time, generally one year or more, at rates that are generally fixed. However, the customer is responsible for operation and maintenance of the vessel with their own crew as well as any expenses that are unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. If the vessel goes off-hire due to a mechanical issue or any other reason, the monthly hire received by the vessel owner is normally not impacted by such events. The performance obligations within a bareboat charter, which will include the lease of the vessel to the charterer, are satisfied as over the duration of such contract, as measured using the time that has elapsed from commencement of the lease. Hire is typically invoiced monthly in advance for bareboat charters, based on a fixed daily hire amount.
Voyage Charters

Voyage charters are charters for a specific voyage. Voyage charters for the Partnership’s shuttle tankers, conventional tankers and towage vessels are priced on a current or “spot” market rate. The performance obligations within a voyage charter contract, which will typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, expenses that are unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner. The Partnership’s voyage charters for shuttle tankers and conventional tankers will normally contain a lease, whereas for towage vessels such contracts will not normally contain a lease. Such determination involves judgment about the decision-making rights the charterer has within the contract. Consideration for such contracts is generally fixed, however certain sources of variability exist. Delays caused by the charterer result in additional consideration. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage will typically be less than three months. The Partnership does not engage in any specific tactics to minimize residual value risk due to the short-term nature of the contracts.
Management Fees and Other

During the six months ended June 30, 2018, the Partnership also generated revenues from the operation of VOC systems on 13 of the Partnership’s shuttle tankers, and the management of three FPSO units, one FSO unit and two shuttle tankers on behalf of third parties who are the disponent owners or charterers of these assets. Such services include the arrangement of third party goods and services for the asset’s disponent owner or charterer. The performance obligations within these contracts will typically consist of crewing, technical management, insurance and potentially commercial management. The performance obligations are satisfied concurrently and consecutively rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of performance. Consideration for such contracts will generally consist of a fixed monthly management fee, plus the reimbursement of crewing costs for vessels being managed and all operational costs for the VOC systems. Management fees are typically invoiced monthly.
Revenue Table

The following tables contain the Partnership’s revenue for the three and six months ended June 30, 2018 and 2017, by contract type and by segment:

Three Months Ended June 30, 2018	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
FPSO contracts	110,643	—	—	—	—	—	—	110,643
Contracts of affreightment	—	43,002	—	—	—	—	—	43,002
Time charters	—	73,557	28,379	—	—	—	—	101,936
Bareboat charters	—	13,950	4,715	—	—	—	—	18,665
Voyage charters	—	7,346	—	—	15,510	4,904	—	27,760
Management fees and other	13,410	4,192	746	—	—	—	—	18,348
	124,053	142,047	33,840	—	15,510	4,904	—	320,354

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Three Months Ended June 30, 2017	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
FPSO contracts	110,247	—	—	—	—	—	—	110,247
Contracts of affreightment	—	43,602	—	—	—	—	—	43,602
Time charters	—	70,073	6,118	3,089	—	2,278	—	81,558
Bareboat charters	—	16,867	4,680	—	—	—	—	21,547
Voyage charters	—	2,422	—	—	4,229	1,187	—	7,838
	110,247	132,964	10,798	3,089	4,229	3,465	—	264,792

Six Months Ended June 30, 2018	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
FPSO contracts	231,417	—	—	—	—	—	—	231,417
Contracts of affreightment	—	88,178	—	—	—	—	—	88,178
Time charters	—	149,692	56,281	—	—	—	—	205,973
Bareboat charters	—	26,681	9,378	—	—	—	—	36,059
Voyage charters	—	13,108	—	—	23,121	9,921	(920)	45,230
Management fees and other	26,874	8,244	1,578	—	—	—	—	36,696
	258,291	285,903	67,237	—	23,121	9,921	(920)	643,553

Six Months Ended June 30, 2017	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
FPSO contracts	223,102	—	—	—	—	—	—	223,102
Contracts of affreightment	—	91,262	—	—	—	—	—	91,262
Time charters	—	132,839	12,760	3,916	—	4,528	—	154,043
Bareboat charters	—	39,488	9,527	—	—	—	—	49,015
Voyage charters	—	5,608	—	—	15,127	2,773	—	23,508
	223,102	269,197	22,287	3,916	15,127	7,301	—	540,930

The following table contains the Partnership’s revenue from contracts that do not contain a lease element and the non-lease element of time-charters accounted for as direct financing leases for the three and six months ended June 30, 2018 and 2017:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Non-lease revenue - related to sales type or direct financing leases	1,361	1,453	2,707	3,076
Voyage charters - towage	15,510	4,229	23,121	15,127
Management fees and other	18,348	—	36,696	—
Total	35,219	5,682	62,524	18,203
Contract Assets and Liabilities

Certain of the customer contracts that the Partnership enters into will result in situations where the customer will pay consideration for performance to be provided in the following month or months. These receipts are a contract liability and will be presented as deferred revenue until performance is provided. In other cases, the Partnership will provide performance in the month or months prior to it being entitled to invoice for such performance. This will result in such receipts being reflected as a contract asset that is presented within other current assets. In addition to these short-term timing differences between the timing of revenue recognition and when the entity’s right to consideration in exchange for goods or services is unconditional, the Partnership has long-term charter arrangements whereby it has received payments that are larger in the early periods of the arrangements and long-term charter arrangements whereby it will receive payments that are larger in

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

the latter periods of the arrangements. The following table presents the contract assets and contract liabilities associated with these long-term charter arrangements from contracts with customers on the Partnership’s consolidated balance sheets.

	June 30, 2018	December 31, 2017
	$	$
Contract assets
Current	4,012	—
Non-current	40,474	36,084
	44,486	36,084

Contract liabilities
Current	45,528	46,444
Non-current	156,261	176,755
	201,789	223,199

During the three and six months ended June 30, 2018, the Partnership recognized $9.7 million and $19.3 million, respectively, of revenue that was included in the contract liability at the beginning of the period and $5.5 million and $9.7 million, respectively, for the three and six months ended June 30, 2017.
Contract Costs

In certain cases, the Partnership incurs pre-operational costs that relate directly to a specific customer contract, that generate or enhance resources of the Partnership that will be used in satisfying performance obligations in the future, whereby such costs are expected to be recovered via the customer contract. These costs include costs incurred to mobilize an offshore asset to an oil field, pre-operational costs incurred to prepare for commencement of operations of an offshore asset or costs incurred to reposition a vessel to a location where a charterer will take delivery of the vessel. In certain cases, the Partnership will need to make judgments about whether costs relate directly to a specific customer contract and whether costs were factored into the pricing of a customer contract and thus expected to be recovered. Such deferred costs are amortized over the duration of the customer contract. Amortization of such costs for the Partnership for the three and six months ended June 30, 2018 was $5.2 million and $9.2 million, respectively, and $14.0 million and $18.6 million, respectively, for the three and six months ended June 30, 2017.

The balances of assets recognized from the costs to fulfill a contract with a customer classified as other current assets and other assets on the Partnership's balance sheet, by main category, excluding balances in the Partnership’s equity accounted joint ventures, are as follows:

	June 30, 2018	December 31, 2017
	$	$
Pre-operational costs	18,782	4,522
Offshore asset mobilization costs	58,887	57,818
Vessel repositioning costs	16,218	—
	93,887	62,340

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

6.	Long-Term Debt

	June 30, 2018	December 31, 2017
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2022	598,750	629,667
Norwegian Kroner Bonds due through 2019	122,739	121,889
U.S. Dollar-denominated Term Loans due through 2021	76,821	85,574
U.S. Dollar-denominated Term Loans due through 2030	1,508,122	1,623,440
U.S. Dollar Non-Public Bonds due through 2024	158,196	162,659
U.S. Dollar Bonds due through 2022	550,000	550,000
Total principal	3,014,628	3,173,229
Less debt issuance costs and other	(48,420)	(49,501)
Total debt	2,966,208	3,123,728
Less current portion	(473,691)	(589,767)
Long-term portion	2,492,517	2,533,961

As at June 30, 2018, the Partnership had two revolving credit facilities (December 31, 2017 - three), which, as at such date, provided for total borrowings of up to $598.8 million (December 31, 2017 - $629.7 million), and were fully drawn (December 31, 2017 - fully drawn). The total amount available under the revolving credit facilities reduces by $75.6 million (remainder of 2018), $148.2 million (2019), $100.0 million (2020), $100.0 million (2021), and $175.0 million (2022). One revolving credit facility is guaranteed by the Partnership for all outstanding amounts and contains covenants that require the Partnership to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $75.0 million and 5.0% of the Partnership’s total consolidated debt. The other revolving credit facility is guaranteed by subsidiaries of the Partnership, and contains covenants that require Teekay Shuttle Tankers L.L.C. (a wholly-owned subsidiary of the Partnership which was formed during 2017 to hold the Partnership’s shuttle tanker fleet) to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $35.0 million and 5.0% of Teekay Shuttle Tankers L.L.C.'s total consolidated debt, a minimum ratio of 12 months' historical EBITDA relative to total interest expense and installments of 1.20 times and a net debt to total capitalization ratio no greater than 75.0%. The revolving credit facilities are collateralized by first-priority mortgages granted on 20 of the Partnership’s vessels, together with other related security.
As at June 30, 2018, the Partnership had Norwegian Kroner (or NOK) 1,000 million outstanding in senior unsecured bonds that mature in January 2019 listed on the Oslo Stock Exchange. As at June 30, 2018, the carrying amount of the bonds was $122.7 million. The interest payments on the bonds are based on NIBOR plus a margin of 4.25%. The Partnership has entered into cross currency swaps to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 7.45%, and the transfer of the principal amount fixed at $162.2 million upon maturity in exchange for NOK 1,000 million (see note 8). In July 2018, the Partnership completed a tender offer for these bonds, in which an aggregate principal amount of NOK 910 million was repurchased by the Partnership (see note 16).

As at June 30, 2018, three of the Partnership’s 50%-owned subsidiaries had a total of two outstanding term loans (December 31, 2017 - two), which in the aggregate totaled $76.8 million (December 31, 2017 - $85.6 million). The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2021. These term loans are collateralized by first-priority mortgages on the three shuttle tankers to which the loans relate, together with other related security. As at June 30, 2018, a subsidiary of the Partnership guaranteed $38.4 million of the term loans, which represents its 50% share of the outstanding term loans, and the other owner had guaranteed the remaining $38.4 million of the term loans.

As at June 30, 2018, the Partnership had term loans outstanding for three shuttle tankers, two FSO units, three FPSO units, 10 towing and offshore installation vessels, and for the Arendal Spirit UMS, which totaled $1.5 billion in the aggregate. The term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2030 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at June 30, 2018, the Partnership or a subsidiary of the Partnership had guaranteed all of these term loans.

In February 2015, the Partnership issued $30.0 million in senior bonds that mature in July 2024 in a U.S. private placement. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by a first-priority mortgage on the Dampier Spirit FSO unit, together with other related security, and are guaranteed by subsidiaries of the Partnership. The Partnership makes semi-annual repayments on the bonds and as at June 30, 2018, the carrying amount of the bonds was $20.3 million.

In September 2013 and November 2013, the Partnership issued, in a U.S. private placement, a total of $174.2 million of ten-year senior bonds that mature in January 2024 to finance the Bossa Nova Spirit and Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. The Partnership makes semi-annual repayments on the bonds and as at June 30, 2018, the carrying amount of the bonds was $137.9 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

In May 2014, the Partnership issued $300.0 million in five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As at June 30, 2018, the carrying amount of the bonds was $300.0 million. The bonds are listed on the New York Stock Exchange. The interest payments on the bonds are fixed at a rate of 6.00%. In July 2018, the Partnership completed a tender offer for these bonds, in which an aggregate principal amount of $225.2 million was repurchased by the Partnership (see note 16).

In August 2017, the Partnership issued $250.0 million in senior unsecured bonds in the Norwegian bond market that mature in August 2022. These bonds are listed on the Oslo Stock Exchange. As at June 30, 2018, the carrying amount of the bonds was $250.0 million. The interest payments on the bonds are fixed at a rate of 7.125%.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus margins, except for $84.1 million of one tranche of the term loan for the ALP Maritime Services (or ALP) newbuilding towing and offshore installation vessels, which is fixed at 2.93%. At June 30, 2018, the margins ranged between 0.90% and 4.30% (December 31, 2017 - 0.90% and 3.75%). The weighted-average interest rate on the Partnership’s U.S. Dollar variable rate long-term debt as at June 30, 2018 was 4.7% (December 31, 2017 - 4.1%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 8) or fixed rate facilities.

The aggregate annual long-term debt principal repayments required to be made subsequent to June 30, 2018 are $254.7 million (remainder of 2018), $537.3 million (2019), $349.0 million (2020), $303.0 million (2021), $596.3 million (2022), and $974.3 million (thereafter).

Certain of the Partnership’s revolving credit facilities and term loans contain covenants, debt-service coverage ratio (or DSCR) requirements and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if the Partnership is in default or do not meet minimum DSCR requirements; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has one revolving credit facility and seven term loans that require the Partnership to maintain vessel values to drawn principal balance ratios of a minimum range of 100% to 125%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Partnership to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Partnership's option. As at June 30, 2018, these ratios were estimated to range from 120% to 273% and the Partnership was in compliance with the minimum ratios required. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by the Partnership based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing and offshore installation, UMS or FPSO markets could negatively affect these ratios.
Please read Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Liquidity and Cash Needs for a description of certain covenants contained in the Partnership’s credit facilities and loan agreements. As at June 30, 2018, the Partnership was in compliance with all covenants related to the credit facilities and consolidated long-term debt.

7.	Related Party Transactions and Balances

a)
During the three and six months ended June 30, 2018, three shuttle tankers and three FSO units of the Partnership were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation.

b)
Until December 31, 2017, Teekay Corporation and its wholly-owned subsidiaries directly and indirectly provided the Partnership with the majority of its commercial, technical, crew training, strategic, business development and administrative service needs. As described in note 7f, the majority of these services were assumed by the Partnership through the acquisition, on January 1, 2018, of certain management companies from Teekay Corporation that provide the bulk of their services to the Partnership's assets. In addition, the Partnership reimburses the general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. As at June 30, 2018, Teekay Corporation and Brookfield Business Partners L.P. and its institutional investors (or Brookfield) owned 51% and 49%, respectively, of the general partner ownership interests. In early-July 2018, Brookfield, through an affiliate, exercised its option to acquire an additional 2% of the general partner ownership interests from an affiliate of Teekay Corporation (see note 16). The Partnership's related party transactions were as follows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Revenues (1)	30,661	14,207	60,378	24,218
Vessel operating expenses (2)	(1,528)	(7,871)	(3,114)	(15,633)
General and administrative (3)	(5,799)	(7,239)	(10,710)	(14,380)
Interest expense (4)(5)(6)(7)	(7,918)	(7,031)	(13,836)	(13,894)

_______________

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

(1)
Includes revenue from time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation, including management fees from ship management services provided by the Partnership to subsidiaries of Teekay Corporation.

(2)	Includes ship management and crew training services provided by Teekay Corporation.

(3)
Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and the general partner for costs incurred on the Partnership’s behalf.

(4)
Includes interest expense of $5.0 million and $9.9 million, respectively, for the three and six months ended June 30, 2017, incurred on a $200.0 million subordinated promissory note issued to a subsidiary of Teekay Corporation effective July 1, 2016 (the 2016 Teekay Corporation Promissory Note) (see note 7d).

(5)
Includes a guarantee fee related to the Partnership's liabilities associated with the long-term debt financing relating to the East Coast of Canada shuttle tanker newbuildings and certain of the Partnership's interest rate swaps and cross currency swaps until September 25, 2017.

(6)
Includes interest expense of $5.0 million and $9.9 million, respectively, for the three and six months ended June 30, 2018 (three and six months ended June 30, 2017 - nil), and accretion expense of $1.7 million and $2.7 million, respectively, for the three and six months ended June 30, 2018 (three and six months ended June 30, 2017 - nil), incurred on the Brookfield Promissory Note, previously the 2016 Teekay Corporation Promissory Note, which Brookfield acquired from a subsidiary of Teekay Corporation on September 25, 2017 (or the Brookfield Promissory Note) (see note 7e). The Brookfield Promissory Note was recorded at the relative fair value at its acquisition date of $163.6 million and is recorded net of debt issuance costs on the Partnership's consolidated balance sheet as at June 30, 2018 and December 31, 2017. The outstanding principal balance, together with accrued interest, is payable in full on January 1, 2022. In early-July 2018, the Partnership repurchased the Brookfield Promissory Note (see note 16).

(7)
Includes interest expense of $1.3 million for the three and six months ended June 30, 2018 (three and six months ended June 30, 2017 - nil) incurred on an unsecured revolving credit facility provided by Teekay Corporation and Brookfield, which the Partnership entered into on March 31, 2018 (see note 7g).

c)
At June 30, 2018, the carrying value of amounts due from affiliates totaled $51.2 million (December 31, 2017 - $37.4 million) and the carrying value of amounts due to affiliates totaled $348.3 million (December 31, 2017 - $271.5 million). Amounts due to and from affiliates, other than the Brookfield Promissory Note and the unsecured revolving credit facility provided by Teekay Corporation and Brookfield, are non-interest bearing and unsecured, and all current due to and from affiliates balances are expected to be settled within the next fiscal year in the normal course of operations or from financings.

d)
Effective July 1, 2016, the Partnership issued the 2016 Teekay Corporation Promissory Note to a subsidiary of Teekay Corporation. The 2016 Teekay Corporation Promissory Note bore interest at an annual rate of 10.00% on the outstanding principal balance. On September 25, 2017, the Partnership, Teekay Corporation and Brookfield entered into an agreement to amend and restate this subordinated promissory note (see note 7e).

e)
Effective September 25, 2017, the Partnership, Teekay Corporation and Brookfield amended and restated the 2016 Teekay Corporation Promissory Note to create the Brookfield Promissory Note, concurrently with Brookfield’s acquisition of the promissory note from a subsidiary of Teekay Corporation. The Brookfield Promissory Note bears interest at an annual rate of 10.00% on the outstanding principal balance, which is payable quarterly. The outstanding principal balance of the Brookfield Promissory Note, which as at June 30, 2018, was $200.0 million, together with accrued interest, is payable in full on January 1, 2022. The Brookfield Promissory Note was recorded at its relative fair value based on the allocation of net proceeds invested by Brookfield, as at September 25, 2017. In July 2018, the Partnership repurchased the Brookfield Promissory Note (see note 16).

f)
As a condition of Brookfield's acquisition of 60% of the common units of the Partnership in September 2017, on January 1, 2018, the Partnership acquired a 100% ownership interest in seven subsidiaries of Teekay Corporation for cash consideration of $1.4 million. These subsidiaries provide ship management, commercial, technical, strategic, business development and administrative services to the Partnership, primarily related to the Partnership's FPSO units, shuttle tankers and FSO units.

g)
On March 31, 2018, the Partnership entered into a credit agreement for an unsecured revolving credit facility provided by Teekay Corporation and Brookfield, which provides for borrowings of up to $125.0 million ($25.0 million by Teekay Corporation and $100.0 million by Brookfield) and as at June 30, 2018 was fully drawn. The revolving credit facility matures on October 1, 2019. The interest payments on the revolving credit facility are based on LIBOR plus a margin of 5.00% per annum until March 31, 2019 and LIBOR plus a margin of 7.00% per annum for balances outstanding after March 31, 2019, which is payable monthly. Any outstanding principal balances are due on the maturity date. The revolving credit facility contains covenants that require the Partnership to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $75.0 million and 5.0% of the Partnership’s total consolidated debt. As at June 30, 2018, the Partnership was in compliance with these covenants.

8.	Derivative Instruments and Hedging Activities

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, any of the foreign currency forward contracts held during the six months ended June 30, 2018 and 2017 as cash flow hedges.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

As at June 30, 2018, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars) Non-hedge	Average Forward Rate (1)	Expected Maturity
				2018	2019
				(in thousands of U.S. Dollars)
Norwegian Kroner	500,000	(2,062)	7.86	31,764	31,825
Euro	6,000	(300)	0.82	7,280	—
		(2,362)		39,044	31,825
(1)Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
In connection with its issuance of NOK bonds, the Partnership entered into a cross currency swap pursuant to which it receives the principal amount in NOK on the repayment and maturity date, in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swap exchanges a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swap is to economically hedge the foreign currency exposure on the payment of interest and repayments of principal amounts of the Partnership’s NOK bonds due in 2019 (see note 6). In addition, the cross currency swap economically hedges the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, this cross currency swap as a cash flow hedge of its NOK bonds.
As at June 30, 2018, the Partnership was committed to the following cross currency swap:

Notional Amount NOK (thousands)	Principal Amount USD (thousands)	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Asset (Liability) $	Remaining Term (years)
		Reference Rate	Margin

1,000,000	162,200	NIBOR	4.25%	7.45%	(42,118)	0.6

In July 2018, the Partnership settled NOK 905 million aggregate notional amount ($146.8 million principal amount) of the cross currency swap in connection with the partial repurchase of the NOK bonds (see note 16).

Interest Rate Risk
The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. Certain of these interest rate swaps are designated and accounted for as hedges in the consolidated financial statements or within our equity-accounted for investments.
As at June 30, 2018, the Partnership and its consolidated subsidiaries were committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	700,000	(80,136)	7.0	4.2%
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	831,835	(15,985)	4.1	3.1%
		1,531,835	(96,121)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at June 30, 2018, ranged between 0.90% and 4.30%.

(2)	Notional amount remains constant over the term of the swap.

(3)	Principal amount reduces quarterly or semi-annually.

For the periods indicated, the following tables present the effective and ineffective portion of the gain (loss) on interest rate swap agreements designated and qualifying as cash flow hedges. The following tables exclude any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity accounted joint ventures.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Three Months Ended June 30, 2018				Three Months Ended June 30, 2017
Effective	Effective			Effective	Effective
Portion	Portion			Portion	Portion
Recognized	Reclassified	Ineffective		Recognized	Reclassified	Ineffective
in AOCI (1)	from AOCI (2)	Portion (3)		in AOCI (1)	from AOCI (2)	Portion (3)
(614)	48	—	Interest expense	(438)	(706)	(74)	Interest expense
(614)	48	—		(438)	(706)	(74)

Six Months Ended June 30, 2018				Six Months Ended June 30, 2017
Effective	Effective			Effective	Effective
Portion	Portion			Portion	Portion
Recognized	Reclassified	Ineffective		Recognized	Reclassified	Ineffective
in AOCI (1)	from AOCI (2)	Portion (3)		in AOCI (1)	from AOCI (2)	Portion (3)
(2,495)	(52)	—	Interest expense	(460)	(762)	(7)	Interest expense
(2,495)	(52)	—		(460)	(762)	(7)

(1)	Effective portion of designated and qualifying cash flow hedges recognized in accumulated other comprehensive income (or AOCI).

(2)	Effective portion of designated and qualifying cash flow hedges recorded in AOCI during the term of the hedging relationship and reclassified to earnings.

(3)	Ineffective portion of designated and qualifying cash flow hedges.
As at June 30, 2018, the Partnership had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts governed by certain master agreements. Each of the master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Partnership’s consolidated balance sheets. As at June 30, 2018, these derivatives had an aggregate fair value asset amount of $0.1 million and an aggregate fair value liability amount of $111.8 million (December 31, 2017 - an aggregate fair value asset amount of $0.3 million and an aggregate fair value liability amount of $157.4 million). As at December 31, 2017, the Partnership had $4.1 million on deposit with the relevant counterparties as security for cross currency swap liabilities under certain master agreements. As at June 30, 2018 this balance was nil. The deposit is presented in Restricted cash on the consolidated balance sheet.
Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Other Current Assets $	Other Assets $	Accrued Liabilities $	Current Portion of Derivative Liabilities $	Derivative Liabilities $
As at June 30, 2018
Foreign currency contracts	100	—	—	(2,255)	(207)
Cross currency swaps	—	—	(933)	(41,185)	—
Interest rate swaps	737	7,205	(2,226)	(18,833)	(83,004)
	837	7,205	(3,159)	(62,273)	(83,211)

As at December 31, 2017
Foreign currency contracts	347	28	—	(665)	(67)
Cross currency swaps	—	—	(916)	(4,412)	(38,678)
Interest rate swaps	233	1,565	(3,883)	(37,438)	(128,724)
	580	1,593	(4,799)	(42,515)	(167,469)

Total realized and unrealized gain (loss) on interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the consolidated statements of (loss) income. The effect of the gain (loss) on these derivatives in the consolidated statements of (loss) income for the three and six months ended June 30, 2018 and 2017 is as follows:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Realized (loss) gain on derivative instruments
Interest rate swaps	(5,843)	(10,296)	(22,986)	(20,962)
Foreign currency forward contracts	370	(309)	988	(410)
	(5,473)	(10,605)	(21,998)	(21,372)
Unrealized gain (loss) on derivative instruments
Interest rate swaps	18,674	(12,871)	67,974	(9,367)
Foreign currency forward contracts	(3,760)	1,679	(2,084)	2,410
	14,914	(11,192)	65,890	(6,957)
Total realized and unrealized gain (loss) on derivative instruments	9,441	(21,797)	43,892	(28,329)

Realized and unrealized (loss) gain on cross currency swaps are recognized in earnings and reported in foreign currency exchange loss in the consolidated statements of (loss) income. The effect of the (loss) gain on cross currency swaps in the consolidated statements of (loss) income for the three and six months ended June 30, 2018 and 2017 is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Realized loss	(1,444)	(3,310)	(2,737)	(6,514)
Unrealized (loss) gain	(4,433)	8,111	1,905	12,490
Total realized and unrealized (loss) gain on cross currency swaps	(5,877)	4,801	(832)	5,976

The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

9.	Income Tax

The components of the provision for income tax are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Current	333	(1,092)	(1,203)	(1,035)
Deferred	(1,213)	674	(5,435)	(762)
Income tax expense	(880)	(418)	(6,638)	(1,797)

10.	Commitments and Contingencies

a)
In May 2013, the Partnership entered into an agreement with Equinor, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. A new FSO unit was converted from the Randgrid shuttle tanker to service the contract with Equinor and commenced operations in late-2017. In November 2017, the Partnership received a statement of claim from Sembcorp Marine Ltd. (or Sembcorp), the shipyard which completed the conversion of the FSO unit, relating to disputed variation orders in the amount of approximately $100 million. During the six months ended June 30, 2018, the Partnership filed its defense relating to this claim. As at June 30, 2018, the Partnership has accrued its best estimate for the potential liability related to these disputes to the cost of the FSO conversion. The Partnership estimates that the range of possible losses, in addition to what has already been accrued as of June 30, 2018 is between nil and $4 million.

b)
In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel), a Norway-based company focused on high-end UMS. At the time of the transaction, affiliates of Logitel were parties to construction contracts for three

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

UMS newbuildings ordered from the COSCO (Nantong) Shipyard (or COSCO) in China. The Partnership took delivery of one of the UMS newbuildings, the Arendal Spirit, in February 2015.
In June 2016, the Partnership canceled the UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and the Nantong Spirit. An estimate of the potential damages for the cancellation of the Stavanger Spirit newbuilding contract is based on the amount due for the final yard installment of approximately $170 million less the estimated fair value of the Stavanger Spirit. Given the unique design of the vessel as well as the lack of recent sale and purchase transactions for this type of asset, the value of this vessel, and thus ultimately the amount of potential damages that may result from the cancellation, is uncertain. During December 2017, Logitel Offshore Rig II Pte Ltd., the single-purpose subsidiary relating to the Stavanger Spirit, received a notice of arbitration from COSCO to arbitrate all disputes arising from the cancellation of the construction contract of the Stavanger Spirit UMS and during March 2018, COSCO commenced arbitration against Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd. claiming $186.2 million plus interest, damages and costs. Pursuant to the Stavanger Spirit newbuilding contract and related agreements, COSCO only has recourse to the single-purpose subsidiary that was a party to the Stavanger Spirit newbuilding contract and its immediate parent company, Logitel Offshore Pte. Ltd., for damages incurred. Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd. are disputing this claim.
The Partnership's estimate of potential damages for the cancellation of the Nantong Spirit newbuilding contract is based upon estimates of a number of factors, including accumulated costs incurred by COSCO, sub-supplier contract cancellation costs, as well as how such costs are treated under the termination provisions in the contract. The Partnership estimates that the amount of potential damages faced by it in relation to the cancellation of the Nantong Spirit contract could range between $10 million and $40 million. Pursuant to the Nantong Spirit newbuilding contract, COSCO only has recourse to the single-purpose subsidiary that was a party to the Nantong Spirit newbuilding contract, and subject to the pre-action disclosure proceedings referred to above. During June 2017, Logitel Offshore Rig III LLC, the single-purpose subsidiary relating to the Nantong Spirit, received a claim from COSCO for $51.9 million for the unpaid balance for work completed, cancellation costs and damages, and during the third quarter of 2017, COSCO commenced arbitration against Logitel Offshore Rig III LLC. Logitel Offshore Rig III LLC is disputing this claim.
As at June 30, 2018, the Partnership's subsidiaries have accrued $43 million in the aggregate related to the above claims related to Logitel from COSCO.
During September 2016, Sevan Marine ASA (or Sevan) commenced an action against Logitel in the Oslo District Court. The action relates to the agreements between Sevan and CeFront Technology AS (or CeFront), related to the 2013 transfer by Sevan to Logitel Offshore Pte. Ltd. or its wholly-owned subsidiaries (collectively, Logitel Offshore), which was then owned by CeFront, of two hulls to be converted into UMS, including a $60 million bond loan (of which $41 million was a vendor credit and $19 million was a cash loan, and of which $50 million remains outstanding) granted by a Sevan affiliate to Logitel (or the 2013 Transaction). The action also relates to agreements between Sevan and the Partnership entered into in connection with the Partnership's acquisition of Logitel from CeFront in 2014 (or the 2014 Transaction). Sevan claimed that the $60 million bond loan to Logitel contravened certain provisions of Norwegian corporate law and that Sevan is entitled to the remaining payment of $50 million plus interest set at the court’s discretion. Logitel disputed these claims. In October 2017, the court dismissed Sevan’s claim in its entirety and awarded Logitel costs. In November 2017, Sevan appealed this judgment. In late-2017, the Partnership reversed the accrual it had in place regarding the bond loan previously granted by Sevan to Logitel, as the likelihood of an adverse decision from the appeal of the judgment was no longer considered probable. In July 2018, Sevan agreed to withdraw this legal action against the Partnership subject to the completion of the purchase of Teekay Corporation's interest in Sevan by Sevan's existing shareholders, which was agreed upon in July 2018, the divestment of certain of Sevan's assets to a third party and other customary conditions.

c)
In December 2014, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million. The Petrojarl I underwent upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) in the Netherlands prior to being moved to the Aibel AS shipyard (or Aibel) in Norway where its upgrades were completed. The FPSO commenced operations in May 2018 under a five-year charter contract with Atlanta Field B.V. and service agreement with Queiroz Galvão Exploração e Produção SA (or QGEP).

During 2017, Damen commenced a formal arbitration with the Petrojarl I L.L.C. (a wholly-owned subsidiary of the Partnership) as to the settlement of shipyard costs. During May 2018, the Partnership received a statement of case from Damen claiming $153 million for additional costs allegedly incurred by Damen in respect of the work and interest thereon. The Partnership expects to dispute these claims and to bring counterclaims and abatement of the contract price. As of June 30, 2018, the Partnership had not accrued for any potential liability relating to these claims.

d)
In March 2016, Petroleo Brasileiro S.A. (or Petrobras) claimed that the Partnership’s November 2011 cessation of paying certain agency fees with respect to the Piranema Spirit FPSO unit’s charter contract should have resulted in a corresponding 2% rate reduction on the FPSO contract with Petrobras. The Partnership has estimated the maximum amount of the claim at $11.3 million. As at June 30, 2018, the Partnership had accrued $10.6 million ($10.0 million as at December 31, 2017), representing 2% of the charter hire previously paid by Petrobras on the charter contract for the period from October 2007 up to June 30, 2018. The remaining $0.7 million will be accrued as a 2% reduction of future charter hire to the end of the term of the FPSO contract with Petrobras.

e)
In October 2016, the Partnership received a claim from Royal Dutch Shell Plc (or Shell) for liquidated damages of $23.6 million based on Shell's allegation that the Petrojarl Knarr FPSO unit did not meet the completion milestone on time. In August 2017, Shell served the Partnership with a notice of arbitration. Shell is also claiming that the Partnership's inability to meet the completion milestone within the specified grace period in effect triggered a 20% reduction in the price for which Shell may purchase the Petrojarl Knarr FPSO unit from the Partnership pursuant to a purchase option agreement. In a counterclaim, the Partnership has alleged that the completion milestone was met within the grace period and that Shell caused delays due to certain defaults in Shell’s specifications, as well as other events. The Partnership claims that, due to delays caused by Shell, the Partnership is entitled to the daily lease rate under the contract for the

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

unit commencing prior to when Shell actually started paying such rate and that Shell is not entitled to a reduction in the purchase option price. The duration of the period that the Partnership claims to be entitled to receive additional daily lease payments is in dispute. Uncertainty exists as to the resolution of the various claims. The Partnership has commenced arbitration proceedings with Shell and is unable to provide an estimate of the possible net loss or range of net loss at this time. However, the Partnership expects that the amount of its claim relating to the counterclaim may meet or exceed Shell's claim for liquidated damages of $23.6 million, which the Partnership estimates to be the maximum possible loss. As of June 30, 2018, the Partnership had not accrued for any potential liability relating to these claims.

f)
In early-November 2016, the Arendal Spirit UMS experienced an operational incident relating to its dynamic positioning system. As a result of this operational incident, and a gangway incident that occurred in April 2016, the charterer, Petrobras Netherlands B.V., initiated an operational review and suspended its charter hire payments beginning in November 2016. The Partnership has completed an investigation to identify the cause of such incidents and implemented corrective actions. In April 2017, Petrobras Netherlands B.V. notified Logitel Offshore Norway AS, a subsidiary of the Partnership, that Petrobras Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. The Partnership has disputed the grounds for termination and filed a claim in January 2018 for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently in lay-up.

g)
In 2017, the Partnership entered into shipbuilding contracts with Samsung Heavy Industries Co., Ltd. to construct four Suezmax DP2 shuttle tanker newbuildings, for an aggregate fully built-up cost of approximately $602 million. These newbuilding vessels are being constructed based on the Partnership's new Shuttle Spirit design which incorporates technologies intended to increase fuel efficiency and reduce emissions, including liquefied natural gas (or LNG) propulsion technology. Upon expected delivery in late-2019 through 2020, these vessels are to provide shuttle tanker services in the North Sea, with two to operate under the Partnership’s existing master agreement with Equinor, and two to operate directly within the North Sea CoA fleet, which will add vessel capacity to service the Partnership’s CoA portfolio in the North Sea. As at June 30, 2018, payments made towards these commitments were $25.4 million and the remaining payments required to be made are estimated to be $52.0 million (remainder of 2018), $333.1 million (2019) and $192.0 million (2020). The Partnership expects to secure long-term debt financing related to these shuttle tanker newbuildings.

h)
Despite generating $77 million of cash flows from operating activities during the six months ended June 30, 2018, the Partnership had a working capital deficit of $318 million as at June 30, 2018. This working capital deficit primarily relates to the scheduled maturities and repayments of $474 million of outstanding debt during the 12 months ending June 30, 2019, which amount was classified as current as at June 30, 2018. The Partnership also anticipates making payments related to commitments to fund vessels under construction during 2018 through 2020 of approximately $577 million.

Based on these factors, over the one-year period following the issuance of these financial statements, the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its obligations and commitments and minimum liquidity requirements under its financial covenants. Additional potential sources of financing include refinancing debt facilities, increasing amounts available under existing debt facilities, entering into new debt facilities, including long-term debt financing related to the four shuttle tanker newbuildings ordered and extensions and redeployments of existing assets.
The Partnership is actively pursuing the funding alternatives described above, which it considers probable of completion based on the Partnership’s history of being able to raise debt and refinance loan facilities for similar types of vessels. The Partnership is in various stages of completion on these matters.
Based on the Partnership’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and by incorporating the Partnership’s plans to raise additional liquidity that it considers probable of completion, the Partnership expects that it will have sufficient liquidity to enable the Partnership to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

11.	Total Capital and Net (Loss) Income Per Common Unit

At June 30, 2018, a total of 26.7% of the Partnership’s common units outstanding were held by the public. Brookfield held a total of 59.5% of the common units of the Partnership and 49% of the general partner interest. The remaining common units, as well as 51% of the general partner interest, were held by subsidiaries of Teekay Corporation. At June 30, 2018, all of the Partnership’s outstanding Series A Cumulative Redeemable Preferred Units (or the Series A Preferred Units), Series B Cumulative Redeemable Preferred Units (or the Series B Preferred Units) and Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series E Preferred Units) were held by entities other than Teekay Corporation, Brookfield and their affiliates. In early-July 2018, Brookfield, through an affiliate, exercised its option to acquire an additional 2% of the general partner ownership interests from an affiliate of Teekay Corporation in exchange for 1.0 million warrants, with each warrant exercisable for one common unit of the Partnership (see note 16).

Series E Preferred Units

In January 2018, the Partnership issued 4.8 million 8.875% Series E Preferred Units in a public offering for net proceeds of $116.0 million. Pursuant to the partnership agreement, distributions on the Series E Preferred Units to preferred unitholders are cumulative from the date of original issue, payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. Distributions are payable on the Series E Preferred Units (i) from and including the original issue date to, but excluding, February 15, 2025 at a fixed rate equal to 8.875% per annum of the stated liquidation preference of $25.00 per unit and (ii) from and including February 15, 2025, at a floating rate equal to three-month LIBOR plus 6.407%. These units are listed on the New York Stock Exchange.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Net (Loss) Income Per Common Unit

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Limited partners' interest in net (loss) income	(175,196)	(31,743)	(158,772)	(25,368)
Preferred units - periodic accretion	—	(809)	—	(1,609)
Limited partners' interest in (loss) income for basic net (loss) income per common unit	(175,196)	(32,552)	(158,772)	(26,977)
Weighted average number of common units	410,310,586	151,364,950	410,206,610	150,006,972
Dilutive effect of unit based compensation and warrants	—	—	—	—
Common units and common unit equivalents	410,310,586	151,364,950	410,206,610	150,006,972

Limited partners' interest in net (loss) income per common unit
- basic	(0.43)	(0.22)	(0.39)	(0.18)
- diluted	(0.43)	(0.22)	(0.39)	(0.18)

Limited partners’ interest in net (loss) income per common unit – basic is determined by dividing net (loss) income, after deducting the amount of net (loss) income attributable to the non-controlling interests, the general partner’s interest, the distributions on the Series A, B and E Preferred Units and, for periods prior to their repurchase, the Series C-1 and Series D Preferred Units and the periodic accretion of the Series D Preferred Units, by the weighted-average number of common units outstanding during the period. The distributions payable or paid on the preferred units for the three and six months ended June 30, 2018 were $8.0 million and $15.4 million, respectively, and $12.4 million and $24.8 million, respectively, for the three and six months ended June 30, 2017.

The computation of limited partners’ interest in net income per common unit - diluted assumes the issuance of common units for all potential dilutive securities, consisting of restricted units (see note 12), warrants and, for periods prior to their repurchase, Series C-1 and D Preferred Units. Consequently, for periods prior to their repurchase, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series C-1 and D Preferred Units and the periodic accretion of the Series D Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming conversion of the restricted units and exercise of the warrants using the treasury stock method and, for periods prior to the repurchase, the Series C-1 and D Preferred Units having been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit - diluted does not assume the issuance of common units pursuant to the restricted units, warrants and, for periods prior to their repurchase, Series C-1 and D Preferred Units if the effect would be anti-dilutive. In periods where a loss is attributable to common unitholders all restricted units, warrants, the Series C-1 and D Preferred Units (for applicable periods) could have been anti-dilutive. In periods where income is allocated to common unitholders, the Series C-1 and D Preferred Units could have been anti-dilutive for periods prior to their repurchase.

For the three and six months ended June 30, 2018, a total of 72.3 million common unit equivalent warrants and 0.1 million restricted units were excluded from the computation of limited partners’ interest in net loss per common unit - diluted, as their effect was anti-dilutive. For the three and six months ended June 30, 2017, a total of 57.1 million common unit equivalent Series C-1 and D Preferred Units, 6.8 million common unit equivalent warrants and 0.1 million and 0.4 million, respectively, restricted units were excluded from the computation of limited partners’ interest in net (loss) income per common unit - diluted, as their effect was anti-dilutive.

The general partner’s and common unitholders’ interests in net (loss) income are calculated as if all net (loss) income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net (loss) income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less, among other things, the amount of cash reserves established by the general partner’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure, anticipated capital requirements and any accumulated distributions on, or redemptions of, the Series A, Series B and Series E Preferred Units, and for periods prior to their repurchase, the Series C-1 and D Preferred Units. Unlike available cash, net (loss) income is affected by non-cash items such as depreciation and amortization, unrealized gain or loss on derivative instruments and unrealized foreign currency translation gain or loss.

The general partner is entitled to incentive distributions based on the amount of quarterly cash distributions per common unit. For more information on the increasing percentages which may be used to calculate the general partner’s interest in net income or loss, please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2017. Cash distributions were below $0.35 per common unit during the three and six months ended June 30, 2018 and 2017. Consequently, the increasing percentages were not used to calculate the general partner’s interest in net (loss) income for the purposes of the net (loss) income per common unit calculation for the three and six months ended June 30, 2018 and 2017.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

12.	Unit-Based Compensation

During the six months ended June 30, 2018, a total of 293,770 common units, with an aggregate value of $0.8 million, were granted to the non-management directors of the general partner as part of their annual compensation for 2018.
The Partnership grants restricted unit-based compensation awards as incentive-based compensation to certain employees of the Partnership and Teekay Corporation’s subsidiaries that provide services to the Partnership. During the six months ended June 30, 2018 and 2017, the Partnership granted restricted unit-based compensation awards with respect to 1,424,058 and 321,318 units, respectively, with aggregate grant date fair values of $3.7 million and $1.6 million, respectively, based on the Partnership’s closing unit price on the grant dates. Each restricted unit is equal in value to one of the Partnership’s common units. Each award represents the specified number of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is canceled, unless the termination arises as a result of the recipient’s retirement and, in this case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to each grantee in the form of common units or cash. As at June 30, 2018 and December 31, 2017, the Partnership had 1,502,923 and 480,301 non-vested restricted units outstanding, respectively.
During the six months ended June 30, 2018, restricted unit-based awards with respect to a total of 342,560 common units with a fair value of $2.0 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 111,336 common units and by paying $0.4 million in cash.
During the six months ended June 30, 2017, restricted unit-based awards with respect to a total of 255,370 common units with a fair value of $2.2 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 83,060 common units and by paying $0.6 million in cash.
The Partnership recorded unit-based compensation (expense) recovery of $(0.6) million and $0.1 million, during the three months ended June 30, 2018 and 2017, respectively, and $(1.4) million and $(0.6) million, during the six months ended June 30, 2018 and 2017, respectively, in general and administrative expenses in the Partnership’s consolidated statements of (loss) income.
As of June 30, 2018 and December 31, 2017, liabilities relating to cash settled restricted unit-based compensation awards of $1.0 million and $0.5 million, respectively, were recorded in accrued liabilities on the Partnership’s consolidated balance sheets. As at June 30, 2018, the Partnership had $3.5 million of non-vested awards not yet recognized, which the Partnership expects to recognize over a weighted average period of one year.

13.	Investment in Equity Accounted Joint Ventures

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture of the Partnership and Ocyan S.A. (or Ocyan) (formerly Odebrecht Oil & Gas S.A.) which vessel was converted to a new FPSO unit for the Libra field in Brazil. The FPSO unit commenced operations in late-2017. The Libra Joint Venture entered into a ten-year plus construction period loan facility providing total borrowings of up to $804 million, of which $683.5 million was drawn as of June 30, 2018. The interest payments of the loan facility are based on LIBOR, plus a margin of 2.65%. The final payment under the loan facility is due October 2027. In addition, the Libra Joint Venture entered into ten-year interest rate swap agreements to economically hedge expected interest payments on the loan facility until 2027, with an aggregate notional amount of $307.6 million, which amortizes quarterly over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a weighted average fixed rate of 2.51%. These interest rate swap agreements have been designated as qualifying cash flow hedging instruments for accounting purposes. During the second quarter of 2018, the Libra Joint Venture was required to obtain certain waivers from the lenders of the loan facility. The waivers were required due to the treatment of certain funds held by the Joint Venture following completion of construction. The Libra Joint Venture has agreed with the lenders on the terms of the waivers and expects the waivers to be in place during the third quarter of 2018, with no further consequence to the Libra Joint Venture expected. A failure to obtain the waivers would result, at the option of the lenders, in either a partial or full repayment of the loan facility.
In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Ocyan, which owns the Itajai FPSO unit. Included in the joint venture is an eight-year loan facility, which as at June 30, 2018 had an outstanding balance of $153.8 million. The interest payments of the loan facility are based on LIBOR, plus margins which range between 2.15% and 2.45%. The final payment under the loan facility is due October 2021. The Partnership has guaranteed its 50% share of the loan facility. In addition, the joint venture entered into ten-year interest rate swap agreements with an aggregate notional amount of $68.7 million as at June 30, 2018, which amortizes semi-annually over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a fixed rate of 2.63%. These interest rate swap agreements are not designated as qualifying cash flow hedging instruments for accounting purposes.
As at June 30, 2018 and December 31, 2017, the Partnership had total investments of $195.1 million and $169.9 million, respectively, in joint ventures.

14.	(Write-down) and Gain on Sale of Vessels

During the three and six months ended June 30, 2018, the carrying value of the Cidade de Rio das Ostras and Piranema Spirit FPSOs were written down to their estimated fair values, using a discounted cash flow valuation, as a result of a reassessment of the future redeployment

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

assumptions for both units. The Partnership's consolidated statement of (loss) income for the three and six months ended June 30, 2018 includes a $180.2 million write-down related to these vessels. The write-down is included in the Partnership's FPSO segment.
During the three and six months ended June 30, 2018, the Partnership sold a 1998 built shuttle tanker, the Navion Britannia, for net proceeds of $10.4 million. The Partnership's consolidated statement of (loss) income for the three and six months ended June 30, 2018 includes a $2.6 million gain related to the sale of this vessel. The gain on sale is included in the Partnership's shuttle tanker segment.
During the six months ended June 30, 2018, the carrying value of the Nordic Spirit and Stena Spirit shuttle tankers were written down to their estimated fair values, using appraised values, due to the redelivery of these vessels from their charterer after completing their bareboat charter contracts in May 2018 and the resulting change in the expectations for the future opportunities for the vessels. The Partnership's consolidated statement of (loss) income for the six months ended June 30, 2018 includes a $29.7 million write-down related to these vessels, of which $14.8 million is included in a 50%-owned subsidiary of the Partnership. The write-down is included in the Partnership's shuttle tanker segment. The Stena Spirit shuttle tanker was classified as held for sale as at June 30, 2018.

15.	Supplemental Cash Flow Information

The following is a tabular reconciliation of the Partnership's cash, cash equivalents and restricted cash balances for the periods presented in these consolidated financial statements:

	As at June 30,	As at December 31,	As at June 30,	As at December 31,
	2018	2017	2017	2016
	$	$	$	$
Cash and cash equivalents	241,202	221,934	212,267	227,378
Restricted cash (1)	12,425	28,360	96,728	92,265
Restricted cash - long-term (1)	—	—	2,992	22,644
	253,627	250,294	311,987	342,287

(1)	Restricted cash as at June 30, 2018 includes amounts held in escrow for certain future drydock costs and withholding taxes and office lease prepayments.
Restricted cash as at December 31, 2017 includes amounts held in escrow as collateral on the Partnership’s cross currency swaps and funds for certain vessel upgrade costs.
Restricted cash as at June 30, 2017 includes amounts held in escrow as collateral on the Partnership’s cross currency swaps, funds for certain vessel upgrade costs and a performance bond relating to the Petrojarl Knarr FPSO.
Restricted cash as at December 31, 2016 includes amounts held in escrow as collateral on the Partnership’s cross currency swaps, funds for certain vessel upgrade and drydock costs and a performance bond relating to the Petrojarl Knarr FPSO.

16.	Subsequent Events

a)
In July 2018, Brookfield, through an affiliate, exercised its option to acquire an additional 2% of ownership interests in the Partnership's general partner from an affiliate of Teekay Corporation in exchange for 1.0 million warrants, with each warrant exercisable for one common unit of the Partnership. After exercising this option, Brookfield holds a 51% of the general partner interest and has the right to appoint a majority of the members of the Partnership's general partner's board of directors (the Board). Teekay Corporation will continue to have the right to appoint two members of the Board so long as it owns at least 10% of the Partnership’s outstanding common units. Brookfield has informed the Partnership that no changes to the Board composition are planned at this time.

Brookfield’s exercise of this option represented a change of control event with respect to (1) the Partnership’s $300.0 million five-year senior unsecured bonds that mature in July 2019, which entitled each holder of such bonds to require the Partnership to repurchase any or all of the bonds held by such holder for a price equal to 101% of the principal amount of such repurchased bonds plus any accrued and unpaid interest, and (2) the Partnership’s NOK 1,000 million senior unsecured bonds that mature in January 2019, which entitled each holder of such bonds to require the Partnership to repurchase the bonds held by such holder for a price equal to 100% of the principal amount of such repurchased bonds plus accrued and unpaid interest.

b)
In July 2018, the Partnership issued, in a U.S. private placement, a total of $700.0 million of five-year senior unsecured notes that mature in July 2023. Brookfield purchased $500.0 million of these notes. The interest payments on the notes are fixed at a rate 8.50%. The notes contain certain incurrence-based covenants. In July 2018, the Partnership used a portion of the net proceeds from the issuance to fund the repurchase of $225.2 million of the existing $300.0 million 5-year senior unsecured bonds (see note 6) and NOK 910 million of the existing NOK 1,000 million senior unsecured bonds and a portion of its associated cross currency swap (see notes 6 and 8), and to repay at par the outstanding $200.0 million Brookfield Promissory Note (see note 7e) along with an associated $12.0 million early termination fee.

c)
In July 2018, the Partnership entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd., to construct two Aframax Dynamic Positioning (or DP) 2 shuttle tanker newbuildings, for an estimated aggregate fully built-up cost of $263 million. These newbuildings will be constructed based on the Partnership's New Shuttle Spirit design which incorporates technologies intended to

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon delivery in late-2020 through early-2021, these vessels will join the Partnership's CoA portfolio in the North Sea.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2018
PART I – FINANCIAL INFORMATION
ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a leading international midstream services provider to the offshore oil production industry, focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We were formed as a Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a portfolio manager and project developer in the marine midstream market. In September 2017, affiliates of Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (or Brookfield) purchased from an affiliate of Teekay Corporation a 49% interest in our general partner and purchased common units and warrants to purchase common units from us and in early-July 2018, Brookfield, through an affiliate, exercised its option to acquire an additional 2% interest in our general partner from an affiliate of Teekay Corporation. This transaction was part of a comprehensive solution intended for us to strengthen our balance sheet and fully fund our existing growth projects. We seek to leverage the expertise, relationships and reputations of Teekay Corporation and Brookfield to pursue long-term growth opportunities.
We operate shuttle tankers, floating production, storage and off-loading (or FPSO) units, floating storage and off-take (or FSO) units, a unit for maintenance and safety (or UMS), long-distance towing and offshore installation vessels and conventional crude oil tankers. As at June 30, 2018, our fleet consisted of 35 shuttle tankers (including four newbuildings which are scheduled for delivery in late-2019 through 2020, two chartered-in vessels and one HiLoad Dynamic Positioning (or HiLoad DP) unit), eight FPSO units, six FSO units, ten long-distance towing and offshore installation vessels, one UMS and two chartered-in conventional oil tankers, in which our interests range from 50% to 100%.
Our near-to-medium term business strategy is primarily focused on extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing strategic growth projects. Despite the recent weakness in the global energy and capital markets, our operating cash flows prior to changes in non-cash working capital items relating to operative activities remain relatively stable, supported by a large and well-diversified portfolio of fee-based contracts, which primarily consist of medium-to-long-term contracts with high quality counterparties.

Our long-term growth strategy focuses on expanding our fleet of shuttle tankers and FPSO units under medium-to-long term charter contracts while evaluating opportunities to expand into related offshore service segments. Over the long-term, we intend to continue our practice of primarily acquiring vessels as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We have entered and may enter into joint ventures and partnerships with companies that may provide increased access to such charter opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and Brookfield to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. Our operating fleet primarily trades on medium to long-term, stable contracts.

SIGNIFICANT DEVELOPMENTS
Change in Control
In July 2018, Brookfield, through an affiliate, exercised its option to acquire an additional 2% of ownership interests in our general partner from an affiliate of Teekay Corporation in exchange for 1.0 million warrants, with each warrant exercisable for one of our common units. After exercising this option, Brookfield holds 51% of the general partner interest and has the right to appoint a majority of the members of our general partner's board of directors (the Board). Teekay Corporation will continue to have the right to appoint two members of the Board so long as it owns at least 10% of our outstanding common units. Brookfield has informed us that no changes to the Board composition are planned at this time.

Brookfield’s exercise of this option represented a change of control event with respect to (1) our $300.0 million five-year senior unsecured bonds that mature in July 2019, which entitled each holder of such bonds to require us to repurchase any or all of the bonds held by such holder for a price equal to 101% of the principal amount of such repurchased bonds plus any accrued and unpaid interest, and (2) our Norwegian Kroner (or NOK) 1,000 million senior unsecured bonds that mature in January 2019, which entitled each holder of such bonds to require us to repurchase the bonds held by such holder for a price equal to 100% of the principal amount of such repurchased bonds plus accrued and unpaid interest.

Private Placement and Repurchase of Existing Bonds

In July 2018, we issued, in a U.S. private placement, a total of $700.0 million of five-year senior unsecured notes that mature in July 2023. Brookfield purchased $500.0 million of these notes. The interest payments on the notes are fixed at a rate 8.50%. The notes contain certain incurrence-based covenants. In July 2018, we used a portion of the net proceeds from the issuance to fund the repurchase of $225.2 million of our existing $300.0 million five-year senior unsecured bonds and NOK 910 million of our existing NOK 1,000 million senior unsecured bonds and certain related cross currency swaps and to repay at par the outstanding $200.0 million Brookfield Promissory Note along with an associated $12.0 million early termination fee.

Management Change

In June 2018, Mr. David Wong stepped down from his position as Chief Financial Officer of Teekay Offshore Group Ltd., a management services company that provides services to us, to commence a new opportunity outside of the Teekay organization.

Mr. Tim Cowan was appointed interim Chief Financial Officer of Teekay Offshore Group Ltd. Mr. Cowan holds the position of Senior Vice President, Energy, at Brookfield and has 15 years of finance experience, including principal investing, asset management, capital markets and advisory work, exclusively focused on the energy sector on a global basis.

Effective September 3, 2018, Mr. Jan Rune Steinsland will be appointed the new Chief Financial Officer of Teekay Offshore Group Ltd. Mr. Cowan will step down effective September 3, 2018, but will remain with us for a period of time to ensure a smooth transition. Mr. Steinsland has approximately 30 years of energy and offshore industry experience, including most recently serving as Chief Financial Officer of drilling contractor Songa Offshore SE, where he was a member of the senior management team and oversaw strategic financial planning and reporting, and established a proven track record of accretive contract renegotiations and raising capital from various sources, including commercial debt and the debt and equity capital markets. Mr. Steinsland holds a Master of Business Administration from University of St. Gallen and is a Certified European Financial Analyst (AFA) from The Norwegian Society of Financial Analysts/Norwegian School of Economics and Business Administration.

Shuttle Tanker Newbuildings

In July 2018, we entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. to construct two Aframax DP2 shuttle tanker newbuildings, for an estimated aggregate fully built-up cost of $263 million. These newbuildings will be constructed based on our New Shuttle Spirit design which incorporates technologies intended to increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon delivery in late-2020 through early-2021, these vessels will join our CoA shuttle tanker portfolio in the North Sea.

Voyageur Spirit FPSO Contract Extension

In April 2018, we signed a contract extension with Premier Oil to extend the employment of the Voyageur Spirit FPSO unit on the Huntington field for an additional 12 months to April 2019. The new contract, which took effect in April 2018, includes a lower fixed charter rate component and an upside component based on oil production and oil price.

In July 2018, we entered into an additional contract extension with Premier Oil to extend the employment of the Voyageur Spirit FPSO unit on the Huntington field for an additional 12 months to April 2020. Compared to the current extension, the new one-year extension, which takes effect in April 2019, maintains the same fixed charter rate and oil production tariff elements, but provides additional potential upside from a formula based on oil price, regardless of production performance.

Rio das Ostras FPSO Contract Extension

In July 2018, we entered into a contract extension with Petrobras to extend the employment of the Rio das Ostras FPSO for four months until November 2018, with an option to extend to January 2019.

Sale of the Navion Britannia Shuttle Tanker

In June 2018, we delivered the Navion Britannia to its buyers. We received net proceeds of $10.4 million, resulting in a gain on sale of approximately $2.6 million recorded during the second quarter of 2018.

Arendal Spirit UMS loan extension

In August 2018, we extended the mandatory prepayment date for the Arendal Spirit UMS debt facility to September 30, 2019 in exchange for a principal prepayment of $18 million, which is expected to be paid in the third quarter of 2018.

Petrojarl I Charter Commencement

In May 2018, the Petrojarl I FPSO successfully achieved first oil and commenced its five-year charter contract with a consortium led by Queiroz Galvão Exploração e Produção SA (or QGEP) on the Atlanta oil field. The Petrojarl I FPSO unit operates under a charter rate profile with a lower day rate during the first 18 months of production. During the final three and a half years of the contract, the charter contract will increase to a higher day rate. The charter contract also contains an oil price and oil production tariff.

Delivery of East Coast of Canada Shuttle Tanker Newbuildings

In March 2018, we took delivery of the final East Coast of Canada shuttle tanker newbuildings, the Dorset Spirit, which commenced operations on a 15-year charter contract (of which 12 years remain), plus extension options, in May 2018, with a group of oil companies. The Dorset Spirit replaced an existing owned vessel servicing the East Coast of Canada, which existing vessel repositioned to the North Sea to operate in our contract of affreightment (or CoA) fleet.
Delivery of Towage Newbuilding
In February 2018, we took delivery of the last of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings, the ALP Keeper, constructed by Niigata Shipbuilding & Repair in Japan. Due to the delayed delivery of the vessel, we received a reimbursement from the shipyard of $7.7 million during the second quarter of 2017.
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We intend to pursue direct acquisitions from third parties and new offshore projects.
We are part of a joint venture agreement with Ocyan S.A. (or Ocyan, formerly Odebrecht Oil & Gas S.A.), to jointly pursue FPSO projects in Brazil. Ocyan is a Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors. Through the joint venture agreement, Ocyan is a 50 percent partner with us in the Cidade de Itajai (or Itajai) FPSO unit and the Pioneiro de Libra (or Libra) FPSO unit.
RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Part I, Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2017. In accordance with United States generally accepted accounting principles (or GAAP), we report revenues in our income statements and include voyage expenses among our operating expenses. However, because the amount of voyage expenses we incur for a particular charter depends upon the type of charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance upon time charter equivalent (or TCE) rates, than revenues, the most directly comparable financial measure under GAAP. Accordingly, the discussion of revenues below focuses on net revenues.

We manage our business and analyze and report our results of operations on the basis of our six business segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment, the towage segment and the conventional tanker segment, each of which is discussed below.
FPSO Segment

As at June 30, 2018, our FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit, and the Petrojarl I FPSO units, all of which we own 100%, and the Itajai and the Libra FPSO units, of which we own 50% through our 50/50 joint ventures with Ocyan. The Petrojarl I FPSO unit commenced its five-year charter contract with QGEP in May 2018.

FPSO units provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Knarr and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our units and the offshore oil platforms, which generally reduces oil production. The Petrojarl I FPSO unit operates under a charter rate profile with a lower day rate during the first 18 months of production. During the final three and a half years of the contract, the charter contract will increase to a higher day rate plus an oil price and production tariff. The strengthening or weakening of the U.S. Dollar relative to the NOK, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following tables present the FPSO segment’s operating results for the three and six months ended June 30, 2018 and 2017 and also provide a summary of the calendar-ship-days for the FPSO segment. The tables exclude the results of the Itajai and the Libra FPSO units, which are accounted for as equity investments.

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended June 30,
	2018	2017	% Change
Revenues	124,053	110,247	12.5
Vessel operating expenses	(55,040)	(35,079)	56.9
Depreciation and amortization	(37,179)	(36,497)	1.9
General and administrative (1)	(8,140)	(7,070)	15.1
Write-down of vessels	(180,200)	—	100.0
(Loss) income from vessel operations	(156,506)	31,601	(595.3)
Calendar-Ship-Days
Owned Vessels	546	546	—

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Six Months Ended June 30,
	2018	2017	% Change
Revenues	258,291	223,102	15.8
Vessel operating expenses	(110,719)	(70,172)	57.8
Depreciation and amortization	(72,013)	(72,999)	(1.4)
General and administrative (1)	(17,331)	(14,900)	16.3
Write-down of vessels	(180,200)	—	100.0
Restructuring charge	—	(450)	(100.0)
(Loss) income from vessel operations	(121,972)	64,581	(288.9)
Calendar-Ship-Days
Owned Vessels	1,086	1,086	—

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Revenues. Revenues increased for the three and six months ended June 30, 2018, compared to the same periods last year, primarily due to:

•
increases of $13.4 million and $26.9 million, respectively, for the three and six months ended June 30, 2018 due to the gross-up of certain reimbursable operating expenses required by the adoption of Accounting Standards Codification 606, Revenue From Contracts With Customers (these increases are mostly offset by corresponding increases in vessel operating expenses, as indicated below);

•	an increase of $10.5 million for the three and six months ended June 30, 2018 due to the commencement of the charter contract of the Petrojarl I FPSO unit in May 2018;

•
an increase of $6.9 million for the six months ended June 30, 2018 due to revenue received for an offshore field study associated with the Petrojarl Varg that was completed in the first quarter of 2018 (this revenue is offset by operating expenses incurred, as indicated below);

•
increases of $5.1 million and $6.0 million, respectively, for the three and six months ended June 30, 2018 mainly due to project revenue earned on Petrojarl Knarr during the second quarter of 2018 (this revenue is partially offset by operating expenses incurred, as indicated below);

•
increases of $3.2 million and $3.9 million, respectively, for the three and six months ended June 30, 2018 mainly due to an increase in a provision recorded during the second quarter of 2017 related to a possible return of 2% of the charter hire to the charterer of the Piranema Spirit; and

•	an increase of $1.9 million for the six months ended June 30, 2018 mainly due to the strengthening of the NOK and British Pound against the U.S. Dollar compared to the same period last year;
partially offset by

•
a decrease of $13.8 million for the three and six months ended June 30, 2018 due to the Voyageur Spirit operating at reduced charter rates related to a charter contract extension from April 2018 to April 2020; and

•
decreases of $6.0 million and $8.8 million, respectively, for the three and six months ended June 30, 2018 mainly due to a rate reduction on the Rio das Ostras related to its charter extension from January 2018 to November 2018.

Vessel operating expenses. Vessel operating expenses increased for the three and six months ended June 30, 2018, compared to the same periods last year, primarily due to:

•
increases of $13.1 million and $26.3 million, respectively, for the three and six months ended June 30, 2018 due to the gross-up of certain reimbursable operating expenses required by the adoption of Accounting Standards Codification 606, Revenue From Contracts With Customers (these increases are offset by corresponding increases in revenues);

•
increases of $1.2 million and $8.6 million, respectively, for the three and six months ended June 30, 2018 due to expenditures incurred for an offshore field study for the Petrojarl Varg that was completed in the first quarter of 2018 (this increase is mostly offset by a corresponding increase in revenues);

•	an increase of $4.5 million for the three and six months ended June 30, 2018 due to the commencement of the charter contract of the Petrojarl I FPSO unit in May 2018;

•
increases of $3.6 million and $2.6 million, respectively, for the three and six months ended June 30, 2018 mainly due to higher reimbursable project costs related to the Petrojarl Knarr during the second quarter of 2018 (this increase is offset by a corresponding increase in revenues); and

•	an increase of $2.0 million for the six months ended June 30, 2018 mainly due to the strengthening of the NOK and British Pound against the U.S. Dollar compared to the same period last year;
partially offset by

•
decreases of $1.7 million and $2.7 million, respectively, for the three and six months ended June 30, 2018 due to lower repair and maintenance costs on the Rio das Ostras, as the unit prepares for its expected decommissioning in late-2018;

•
a decrease of $1.3 million for the six months ended June 30, 2018 due to the capitalization of pre-operational costs incurred on the Petrojarl I prior to the commencement of the charter contract of the unit in May 2018; and

•	a decrease of $1.2 million for the three months ended June 30, 2018 due to lower repairs and maintenance expenses on the Piranema Spirit due to the timing of repairs and maintenance.
Write-down of vessels. Write-down of vessels during the three and six months ended June 30, 2018 consists of the write-down of the Piranema Spirit and the Rio das Ostras as a result of a reassessment of the future redeployment assumptions for both units.
Shuttle Tanker Segment
As at June 30, 2018, our shuttle tanker fleet consisted of 28 vessels that operate under fixed-rate CoAs, time charters and bareboat charters, two vessels that are proceeding into lay-up, four shuttle tanker newbuildings, and the HiLoad DP unit, which is currently in lay-up. Of these 35 shuttle tankers, six are owned through 50%-owned subsidiaries and two were chartered-in. The remaining vessels are owned 100% by us. The Stena Spirit shuttle tanker was held for sale as at June 30, 2018. All of our operating shuttle tankers, with the exception of two shuttle tankers that are currently trading as conventional tankers and the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market. The strengthening or weakening of the U.S. Dollar relative to the NOK, Euro and Brazilian Real may result in significant decreases or increases, respectively, in our vessel operating expenses.
A shuttle tanker is a specialized ship designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Shuttle tankers were developed in the North Sea as an alternative to pipelines.
The following tables present the shuttle tanker segment’s operating results for the three and six months ended June 30, 2018 and 2017, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2018 and 2017, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the shuttle tanker segment:

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended June 30,
	2018	2017	% Change
Revenues	142,047	132,964	6.8
Voyage expenses	(26,951)	(17,319)	55.6
Net revenues	115,096	115,645	(0.5)
Vessel operating expenses	(37,982)	(28,410)	33.7
Time-charter hire expenses	(9,277)	(15,387)	(39.7)
Depreciation and amortization	(39,840)	(30,049)	32.6
General and administrative (1)	(6,849)	(3,506)	95.4
Gain on sale and (write-down) of vessels	1,405	—	100.0
Income from vessel operations	22,553	38,293	(41.1)
Calendar-Ship-Days
Owned Vessels	2,720	2,548	6.8
Chartered-in Vessels	189	288	(34.4)
Total	2,909	2,836	2.6

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Six Months Ended June 30,
	2018	2017	% Change
Revenues	285,903	269,197	6.2
Voyage expenses	(53,838)	(38,597)	39.5
Net revenues	232,065	230,600	0.6
Vessel operating expenses	(78,005)	(55,839)	39.7
Time-charter hire expenses	(17,879)	(32,085)	(44.3)
Depreciation and amortization	(81,202)	(60,662)	33.9
General and administrative (1)	(12,755)	(6,649)	91.8
(Write-down) and gain on sale of vessels	(27,091)	—	100.0
Income from vessel operations	15,133	75,365	(79.9)
Calendar-Ship-Days
Owned Vessels	5,326	5,068	5.1
Chartered-in Vessels	362	607	(40.4)
Total	5,688	5,675	0.2

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet increased for the three and six months ended June 30, 2018, compared to the same period last year, primarily due to the delivery of three newbuilding shuttle tankers in late-2017 and early-2018, partially offset by the sale of the Navion Britannia in June 2018. Four shuttle tanker newbuildings have been excluded from calendar-ship-days as these vessels were not yet delivered to us as at June 30, 2018.
The average size of our chartered-in shuttle tanker fleet decreased for the three and six months ended June 30, 2018, compared to the same periods last year, due to the redelivery of the Jasmine Knusten to its owner in January 2018 and decreased spot-in chartering of shuttle tankers.
Net revenues. Net revenues slightly decreased for the three months ended June 30, 2018 and increased for the six months ended June 30, 2018, compared to the same periods last year, primarily due to:

•
increases of $4.2 million and $8.2 million, respectively, for the three and six months ended June 30, 2018 due to the gross-up of certain reimbursable operating expenses required by the adoption of Accounting Standards Codification 606, Revenue From Contracts With Customers (these increases are mostly offset by corresponding increases in vessel operating expenses, as indicated below);

•
increases of $3.5 million and $6.2 million, respectively, for the three and six months ended June 30, 2018 due to the commencement of operations of the Beothuk Spirit newbuilding in late-2017 and the Norse Spirit and Dorset Spirit newbuildings during 2018, servicing the East Coast of Canada charter contracts; and

•
an increase of $2.6 million for the six months ended June 30, 2018 due to the Petroatlantic and Petronordic commencing time-charter-out contracts in April 2017 after converting from their respective bareboat charters;

partially offset by

•	decreases of $5.4 million and $6.7 million, respectively, for the three and six months ended June 30, 2018 due to the dry-docking of two vessels during 2018;

•
decreases of $2.5 million and $6.0 million, respectively, for the three and six months ended June 30, 2018 due to the re-delivery of the Nordic Brasilia and Nordic Rio as they completed their bareboat charter contracts during 2017; and

•	decreases of $1.3 million and $2.7 million, respectively, for the three and six months ended June 30, 2018 due to a decrease in utilization in our CoA fleet.
Vessel operating expenses. Vessel operating expenses increased for the three and six months ended June 30, 2018, compared to the same period last year, primarily due to:

•
increases of $4.3 million and $7.6 million, respectively, for the three and six months ended June 30, 2018 due to the commencement of operations of the Beothuk Spirit newbuilding in late-2017 and the Norse Spirit and Dorset Spirit newbuildings during 2018;

•
increases of $3.9 million and $7.8 million, respectively, for the three and six months ended June 30, 2018 due to the gross-up of certain reimbursable operating expenses required by the adoption of Accounting Standards Codification 606, Revenue From Contracts With Customers (these increases are offset by corresponding increases in net revenues);

•
increases of $2.5 million and $6.1 million, respectively, for the three and six months ended June 30, 2018 due to operating and repair expenses on the Nordic Brasilia and Nordic Rio following the re-delivery of the vessels from their bareboat charter contracts during 2017; and

•
an increase of $1.9 million for the six months ended June 30, 2018 due to the Petroatlantic and Petronordic commencing time-charter-out contracts in April 2017 after converting from their respective bareboat charters.

Time-charter hire expenses. Time-charter hire expenses decreased for the three and six months ended June 30, 2018, compared to the same period last year, primarily due to:

•
decreases of $5.6 million and $11.7 million, respectively, for the three and six months ended June 30, 2018 due to the redelivery of the Jasmine Knutsen in January 2018, which was replaced by the Beothuk Spirit newbuilding shuttle tanker in the East Coast of Canada; and

•	decreases of $0.5 million and $2.5 million, respectively, for the three and six months ended June 30, 2018, due to decreased spot in-chartering of shuttle tankers.
Depreciation and amortization. Depreciation and amortization expense increased for the three and six months ended June 30, 2018 compared to the same period last year, primarily due to:

•
increases of $8.3 million and $17.2 million, respectively, for the three and six months June 30, 2018 due to a change in the estimated useful life of the tanker component for all shuttle tankers from 25 years to 20 years, effective January 1, 2018, and a decrease in the residual value of certain shuttle tankers;

•
increases of $3.7 million and $5.8 million, respectively, for the three and six months June 30, 2018 due to the commencement of operations of the Beothuk Spirit newbuilding in late-2017 and the Norse Spirit and Dorset Spirit newbuildings during 2018; and

•	increases of $1.7 million and $3.0 million, respectively, for the three and six months June 30, 2018 due to the timing of dry-docking of vessels;
partially offset by

•
decreases of $4.2 million and $5.5 million, respectively, for the three and six months June 30, 2018 due to the write-down of three vessels and the sale of one vessel during 2017 and the write-down of two vessels and sale of one vessel during 2018.

(Write-down) and gain on sale of vessels. (Write-down) and gain on sale of vessels was $27.1 million for the six months ended June 30, 2018 and includes a $14.9 million write-down of the Nordic Spirit and a $14.8 million write-down of the Stena Spirit as a result of their charter contract expiration during 2018 and a change in the operating plans for these vessels, partially offset by a $2.6 million gain on the sale of the Navion Britannia during the second quarter of 2018.
FSO Segment

As at June 30, 2018, our FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, for which our ownership interests ranged from 89% to 100%.

FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in NOK and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the NOK or Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following tables present the FSO segment’s operating results for the three and six months ended June 30, 2018 and 2017, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2018 and 2017, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the changes in calendar-ship-days for the FSO segment:

	Three Months Ended June 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2018	2017	% Change
Revenues	33,840	10,798	213.4
Voyage expenses	(202)	(430)	(53.0)
Net revenues	33,638	10,368	224.4
Vessel operating expenses	(10,360)	(4,693)	120.8
Depreciation and amortization	(11,643)	(2,588)	349.9
General and administrative (1)	(351)	(409)	(14.2)
Write-down of vessels	—	(1,500)	(100.0)
Income from vessel operations	11,284	1,178	857.9
Calendar-Ship-Days
Owned Vessels	546	637	(14.3)

	Six Months Ended June 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2018	2017	% Change
Revenues	67,237	22,287	201.7
Voyage expenses	(365)	(755)	(51.7)
Net revenues	66,872	21,532	210.6
Vessel operating expenses	(21,175)	(9,772)	116.7
Depreciation and amortization	(23,284)	(5,140)	353.0
General and administrative (1)	(1,095)	(910)	20.3
Write-down of vessels	—	(1,500)	(100.0)
Income from vessel operations	21,318	4,210	406.4
Calendar-Ship-Days
Owned Vessels	1,086	1,267	(14.3)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our FSO units decreased for the three and six months ended June 30, 2018, compared to the same periods last year, due to the sale of the Navion Saga in October 2017.

Net revenues, Vessel operating expenses and Depreciation and amortization. Net revenues, Vessel operating expenses and Depreciation and amortization expense increased for the three and six months ended June 30, 2018, compared to the same periods last year, primarily due to the Randgrid FSO commencing operations in October 2017.

Write-down of vessels. Write-down of vessels for the three and six months ended June 30, 2017 consists of the write-down of the Falcon Spirit FSO as a result of a decrease in the estimated residual value of the unit.
UMS Segment
As at June 30, 2018, our UMS fleet consisted of one unit, the Arendal Spirit, in which we own a 100% interest.

The UMS is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. The UMS is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes a DP3 keeping system that is capable of operating in deep water and harsh weather.

The Arendal Spirit is currently in lay-up. The following tables present the UMS segment’s results and calendar-ship-days for the three and six months ended June 30, 2018 and 2017.

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended June 30,		% Change
	2018	2017
Revenues	—	3,089	(100.0)
Voyage expenses	(4)	—	100.0
Vessel operating expenses	(893)	(17,333)	(94.8)
Depreciation and amortization	(1,653)	(1,634)	1.2
General and administrative (1)	(1,311)	(1,172)	11.9
Loss from vessel operations	(3,861)	(17,050)	(77.4)
Calendar-Ship-Days
Owned Vessels	91	91	—

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Six Months Ended June 30,		% Change
	2018	2017
Revenues	—	3,916	(100.0)
Voyage expenses	(35)	—	100.0
Vessel operating expenses	(2,405)	(23,818)	(89.9)
Depreciation and amortization	(3,306)	(3,267)	1.2
General and administrative (1)	(2,429)	(3,164)	(23.2)
Loss from vessel operations	(8,175)	(26,333)	(69.0)
Calendar-Ship-Days
Owned Vessels	181	181	—

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the UMS segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Revenues. Revenues decreased for the three and six months ended June 30, 2018, compared to the same periods last year, due to the Arendal Spirit charter contract termination in April 2017 and the remaining deferred revenue of $3.1 million and $3.9 million, respectively, relating to the charter contract, recognized during the three and six months ended June 30, 2017.
Vessel operating expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2018, compared to the same periods last year, due to the Arendal Spirit charter contract termination in April 2017 and the remaining deferred mobilization costs of $11.8 million and $14.3 million, respectively, relating to the charter contract, recognized during the three and six months ended June 30, 2017.
Towage Segment

As at June 30, 2018, our towage vessel fleet consisted of ten long-distance towing and offshore installation vessels. Two of the vessels are currently in lay-up. We own a 100% interest in each of the vessels in our towage fleet.

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs.

The following tables present our towage segment’s operating results for the three and six months ended June 30, 2018 and 2017, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2018 and 2017, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the change in calendar-ship-days by owned and chartered-in vessels for the towage segment:

	Three Months Ended June 30,		% Change
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2018	2017
Revenues	15,510	4,229	266.8
Voyage expenses	(6,290)	(2,409)	161.1
Net revenues	9,220	1,820	406.6
Vessel operating expenses	(6,023)	(4,190)	43.7
Depreciation and amortization	(5,125)	(3,519)	45.6
General and administrative (1)	(1,149)	(1,132)	1.5
Loss from vessel operations	(3,077)	(7,021)	(56.2)
Calendar-Ship-Days
Owned Vessels	910	648	40.4

	Six Months Ended June 30,		% Change
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2018	2017
Revenues	23,121	15,127	52.8
Voyage expenses	(11,086)	(5,919)	87.3
Net revenues	12,035	9,208	30.7
Vessel operating expenses	(13,492)	(9,104)	48.2
Time-charter hire expenses	—	(925)	(100.0)
Depreciation and amortization	(10,043)	(6,945)	44.6
General and administrative (1)	(1,886)	(2,193)	(14.0)
Loss from vessel operations	(13,386)	(9,959)	34.4
Calendar-Ship-Days
Owned Vessels	1,778	1,278	39.1
Chartered-in Vessels	—	52	100.0
Total	1,778	1,330	33.7

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our owned towing and offshore installation vessels increased for the three and six months ended June 30, 2018, compared to the same periods last year, due to the delivery of three newbuilding vessels, the ALP Defender, ALP Sweeper and ALP Keeper, in June 2017, October 2017 and February 2018, respectively.

Net revenues. Net revenues increased for the three and six months ended June 30, 2018, compared to the same periods last year, mainly due to higher utilization and average day rates for the towage fleet and the delivery of the three newbuilding vessels the ALP Defender, ALP Sweeper and ALP Keeper, in June 2017, October 2017 and February 2018, respectively, partially offset by the lay-up of two vessels since late-2017.

Vessel operating expenses. Vessel operating expenses increased for the three and six months ended June 30, 2018, compared to the same periods last year, mainly due to the delivery of the ALP Defender, ALP Sweeper and ALP Keeper, in June 2017, October 2017 and February 2018, respectively.

Depreciation and amortization expense. Depreciation and amortization expense increased for the three and six months ended June 30, 2018, compared to the same periods last year, due to the delivery of the ALP Defender, ALP Sweeper and ALP Keeper, in June 2017, October 2017 and February 2018, respectively.
Conventional Tanker Segment

As at June 30, 2018, our conventional tanker fleet consisted of two in-chartered conventional tankers, both of which are trading in the spot conventional tanker market. The time-charter-in contracts for both of the conventional tankers are scheduled to expire in March 2019.

The following tables present our conventional tanker segment’s operating results for the three and six months ended June 30, 2018 and 2017, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2018 and 2017, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the conventional tanker segment:

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended June 30,		% Change
	2018	2017
Revenues	4,904	3,465	41.5
Voyage expenses	(3,039)	(38)	7,897.4
Net revenues	1,865	3,427	(45.6)
Time-charter hire expenses	(4,187)	(4,120)	1.6
General and administrative (1)	(90)	(90)	—
Loss from vessel operations	(2,412)	(783)	208.0
Calendar-Ship-Days
Chartered-in Vessels	182	182	—

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Six Months Ended June 30,		% Change
	2018	2017
Revenues	9,921	7,301	35.9
Voyage expenses	(6,350)	(66)	9,521.2
Net revenues	3,571	7,235	(50.6)
Vessel operating recoveries	—	10	(100.0)
Time-charter hire expenses	(8,312)	(8,253)	0.7
General and administrative (1)	(180)	(180)	—
Loss from vessel operations	(4,921)	(1,188)	314.2
Calendar-Ship-Days
Chartered-in Vessels	362	362	—

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Net Revenues. Net revenues decreased for the three and six months ended June 30, 2018, compared to the same periods last year, mainly due to the termination of the time-charter contract of the Blue Power in late-2017 and the vessel operating in the spot conventional tanker market during the three and six months ended June 30, 2018 at lower rates than those received under the time-charter contract.
Other Operating Results
General and Administrative Expenses. General and administrative expenses were $17.9 million and $35.7 million, respectively, for the three and six months ended June 30, 2018, compared to $13.4 million and $28.0 million for the same periods last year. General and administrative expenses increased mainly due to the Randgrid FSO commencing operations in the fourth quarter of 2017, where previously costs associated with certain personnel working on the project were capitalized to the asset, an increase in services provided to us from Teekay Corporation relating to our financing initiatives, in particular, the issuance of $700.0 million five-year senior unsecured notes in July 2018, an increase in legal fees to support certain claims (please refer to Item 1 – Financial Statements: Note 10 – Commitments and Contingencies) and an increase in accounting and audit fees mainly due to the Brookfield investment in us.
Interest Expense. Interest expense increased to $49.7 million and $91.2 million, respectively, for the three and six months ended June 30, 2018, from $36.6 million and $72.7 million for the same periods last year, primarily due to:

•
increases of $7.8 million and $13.3 million, respectively, for the three and six months ended June 30, 2018 due the delivery of vessel newbuildings, conversions and upgrades in late-2017 and early-2018;

•
increases of $3.9 million and $7.7 million, respectively, for the three and six months ended June 30, 2018 due to an increase in the weighted-average interest rate on our existing long-term debt, partially offset by a lower average existing debt balance compared to the same period last year;

•	increases of $1.7 million and $2.7 million, respectively, for the three and six months ended June 30, 2018 due to the accretion expense on the $200 million Brookfield Promissory Note; and

•
an increase of $1.3 million for the three and six months ended June 30, 2018 due to the drawdown of the $125.0 million revolving credit facility provided by Teekay Corporation and Brookfield during the second quarter of 2018;

partially offset by

•
decreases of $2.0 million and $3.9 million, respectively, for the three and six months ended June 30, 2018, due to non-cash guarantee fees to Teekay Corporation associated with the long-term financing for the East Coast of Canada shuttle tanker newbuildings and certain of our interest rate swaps and cross currency swaps, which guarantees were terminated as part of the strategic partnership with Brookfield in September 2017; and

•	a decrease of $1.8 million due to higher capitalized interest during the six months ended June 30, 2018.

Realized and Unrealized Gain (Loss) on Derivatives. Net realized and unrealized gains on non-designated derivative instruments were $9.4 million and $43.9 million, respectively, for the three and six months ended June 30, 2018, compared to losses of $21.8 million and $28.3 million for the same periods last year.

During the three months ended June 30, 2018 and 2017, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.6 billion and $1.9 billion, respectively, and average fixed rates of approximately 3.5%. Short-term variable benchmark interest rates during the three months ended June 30, 2018 and 2017 were 2.5% or less and 1.4% or less, respectively, and we incurred related realized losses of $5.8 million and $10.3 million during the three months ended June 30, 2018 and 2017, respectively, under the interest rate swap agreements.

During the six months ended June 30, 2018 and 2017, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.6 billion and $1.9 billion, respectively, and average fixed rates of approximately 3.5% and 3.4%, respectively. Short-term variable benchmark interest rates during the six months ended June 30, 2018 and 2017 were 2.5% or less and 1.4% or less, respectively, and we incurred related realized losses of $23.0 million (which includes a $10.0 million realized loss relating to the partial settlement of certain interest rate swaps) and $21.0 million during the six months ended June 30, 2018 and 2017, respectively, under the interest rate swap agreements.

During the three months ended June 30, 2018 and 2017, we were committed to foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in NOK and Euro, and we recognized a related realized gain of $0.4 million and a related realized loss of $0.3 million during the three months ended June 30, 2018 and 2017, respectively.

During the six months ended June 30, 2018 and 2017, we were committed to foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in NOK and Euro, and we recognized a related realized gain of $1.0 million and a related realized loss of $0.4 million during the six months ended June 30, 2018 and 2017, respectively.

The $31.2 million increase in net realized and unrealized gain (loss) on non-designated derivatives for the three months ended June 30, 2018 compared to the same period last year was primarily due to a $31.5 million increase in the unrealized gain on interest rate swaps due to a higher increase in long-term LIBOR benchmark rates as at June 30, 2018 relative to March 31, 2018, compared to rates as at June 30, 2017 relative to March 31, 2017; and a decrease in the realized loss on interest rate swaps of $4.5 million primarily due to a decrease in the aggregate average outstanding notional amount of interest rate swap agreements and an increase in current LIBOR during the second quarter of 2018 compared to the same period last year, partially offset by a $5.4 million increase in the unrealized loss on foreign exchange forward contracts mainly due to the U.S. Dollar strengthening against the NOK as at June 30, 2018 compared to the same period last year.

The $72.2 million increase in net realized and unrealized gain (loss) on non-designated derivatives for the six months ended June 30, 2018 compared to the same period last year was primarily due to a $77.3 million increase in the unrealized gain on interest rate swaps due to a higher increase in long-term LIBOR benchmark rates as at June 30, 2018 relative to December 31, 2017, compared to rates as at June 30, 2017 relative to December 31, 2016; and a decrease in the realized loss on interest rate swaps of $8.0 million primarily due to a decrease in the aggregate average outstanding notional amount of interest rate swap agreements and an increase in current LIBOR during the six months ended June 30, 2018 compared to the same period last year, partially offset by a $10.0 million increase in the realized loss on interest rate swaps incurred during the six months ended June 30, 2018 associated with the deferred settlement on certain interest rate swaps that occurred during the third quarter of 2017; and a $4.5 million increase in the unrealized loss on foreign exchange forward contracts mainly due to the U.S. Dollar weakening less significantly against the NOK as at June 30, 2018 compared to the same period last year.

Equity income. Equity income was $8.3 million and $22.3 million, respectively, for the three and six months ended June 30, 2018, compared to $3.4 million and $7.9 million for the same periods last year. The increase in equity income was primarily due to the commencement of operations of the Libra FPSO in the fourth quarter of 2017.

Foreign Currency Exchange Loss. Foreign currency exchange losses were $3.9 million and $5.8 million, respectively, for the three and six months ended June 30, 2018, compared to $6.6 million and $6.8 million for the same periods last year. Our foreign currency exchange loss was due primarily to the relevant period-end revaluation of NOK denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on NOK-denominated net monetary liabilities reflect a stronger U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated net monetary liabilities reflect a weaker U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.
For the three and six months ended June 30, 2018, foreign currency exchange loss includes realized losses of $1.4 million and $2.7 million, respectively, (2017 - losses of $3.3 million and $6.5 million, respectively) and unrealized (losses) gains of ($4.4) million and $1.9 million, respectively, (2017 - gains of $8.1 million and $12.5 million, respectively) on the cross currency swaps. There were additional unrealized gains (losses) of $4.8 million and ($0.9) million, respectively, for the three and six months ended June 30, 2018 (2017 - losses of $7.8 million and $9.1 million, respectively) on the revaluation of the NOK-denominated debt and realized and unrealized losses of $2.9 million and $4.1 million, respectively, for the three and six months ended June 30, 2018 (2017 - losses of $3.6 million and $3.7 million, respectively) on all other monetary assets and liabilities.
Other expense - net. Other expense - net was $0.6 million and $3.9 million, respectively, for the three and six months ended June 30, 2018, compared to $1.1 million and $0.9 million for the same periods last year. The increase in other expense for the six months ended June 30, 2018, compared to the same period last year, was mainly due to a settlement of a claim with Transocean Offshore International Ventures Limited (or Transocean) in early-2018 relating to a grounding incident involving one of our towage vessels, the ALP Forward, in August 2016.

Income Tax Expense. Income tax expense was $0.9 million and $6.6 million, respectively, for the three and six months ended June 30, 2018, compared to $0.4 million and $1.8 million, respectively, for the same periods last year. The increase in income tax expense for the six months ended June 30, 2018, compared to the same period last year, was primarily due to an increase in our valuation allowance, during the six months ended June 30, 2018, on certain Norwegian tax assets associated with our shuttle tanker fleet, due to changes in the assumptions for future taxable income.
Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with terms between three to ten years. Our near-to-medium term business strategy is primarily focused on extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing strategic growth projects. Despite the weakness experienced in the global energy and capital markets, our operating cash flows prior to changes in non-cash working capital items relating to operating activities remain relatively stable, supported by a large and well-diversified portfolio of fee-based contracts, which primarily consist of medium-to-long-term contracts with high quality counterparties. We believe that it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to reduce debt levels.

In early-2018, we issued Series E Preferred Units in a public offering for net proceeds of $116.0 million, which were used for funding installment payments on newbuilding and upgrade projects and debt repayments.

As at June 30, 2018, our total consolidated cash and cash equivalents were $241.2 million, compared to $221.9 million at December 31, 2017. Our total liquidity, defined as cash, cash equivalents and undrawn long-term borrowings, was $241.2 million as at June 30, 2018, compared to $221.9 million as at December 31, 2017.
As at June 30, 2018, we had a working capital deficit of $318.2 million, compared to a working capital deficit of $540.5 million at December 31, 2017. Accounts receivable decreased mainly due to the timing of collections. Accounts payable and accrued liabilities decreased mainly due to timing of expenses related to our committed newbuildings and upgrade projects and vendor payments. The net due to affiliates balance decreased mainly due to the timing of settlements. The current portion of long-term debt decreased mainly due to the timing of debt repayments during the six months ended June 30, 2018, the refinancing of a portion of our NOK 1,000 million senior unsecured bonds in July 2018, the extension of one of our term loan facilities in August 2018 and derivative instruments liabilities increased mainly due to the reclassification of our cross currency swaps to current liabilities as the associated partially refinanced NOK-denominated bonds mature in January 2019.
Our primary liquidity needs for the remainder of 2018 and 2019 are to pay existing, committed capital expenditures, to make scheduled repayments of debt, to pay debt service costs, to make quarterly distributions on outstanding common and preferred units, to pay operating expenses and dry docking expenditures, to fund general working capital requirements, to settle claims and potential claims against us and manage our working capital deficit. As at June 30, 2018, our total future contractual obligations for vessel newbuildings were estimated to be $577.1 million, consisting of $52.0 million (remainder of 2018), $333.1 million (2019) and $192.0 million (2020) related to four shuttle tanker newbuildings. We expect to secure long-term debt financing related to these shuttle tanker newbuildings.
Primarily as a result of the working capital deficit and committed capital expenditures, over the one-year period following the issuance of our June 30, 2018 consolidated financial statements, we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our liquidity needs and our minimum liquidity requirements under our financial covenants. Additional potential sources of financing include refinancing debt facilities, increasing amounts available under existing debt facilities, entering into new debt facilities, including long-term debt financing related to the four shuttle tanker newbuildings ordered, and extensions and redeployments of existing assets. We are actively pursuing the funding alternatives described above, which we consider probable of completion based on our history of being able to raise and refinance loan facilities. We are in various stages of completion on these matters. Subsequent to June 30, 2018, we issued, in a U.S. private placement, a total of $700.0 million of five-year senior unsecured notes that mature in July 2023 and used a portion of the net proceeds from the issuance to fund the repurchase of $225.2 million of the existing $300.0 million five-year senior unsecured bonds and NOK 910 million of the existing NOK 1,000 million senior unsecured bonds and a portion of its associated cross currency swap and to repay at par the outstanding $200.0 million Brookfield Promissory Note and pay an associated $12.0 million early termination fee. Brookfield purchased $500.0 million of these notes.
Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 6 – Long-Term Debt. Certain of our revolving credit facilities and term loans contain covenants, debt-service coverage ratio (or DSCR) requirements and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default or do not meet minimum DSCR requirements; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. Should we not meet these financial covenants or should we breach other covenants or DSCR requirements and not remedy the breach within an applicable cure period, if any, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements and which may trigger cross-defaults or accelerations under other credit facilities. Certain DSCR breaches can be remedied with cash cures by placing funds in escrow. We have one revolving credit facility and seven term loans that require us to maintain vessel values to drawn principal balance ratios of a minimum range of 100% to 125%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations generally compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request us to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at our option. As at June 30, 2018, these ratios were estimated to range from 120% to 273% and we were in compliance with the minimum ratios required. The vessel values used in calculating these ratios are appraised values provided by third parties where available, or are prepared by us based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing and offshore installation, UMS or FPSO markets could negatively affect these ratios. As at June 30, 2018, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.
The passage of climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. Dollars)	Six months ended June 30,
	2018	2017
Net cash flow from operating activities	77,055	190,564
Net cash flow from (used for) financing activities	49,498	(93,101)
Net cash flow used for investing activities	(123,220)	(127,763)

Operating Cash Flows.

Net cash flow from operating activities decreased to $77.1 million for the six months ended June 30, 2018, from $190.6 million for the same period in 2017, primarily due to: a decrease in non-cash working capital items, higher interest expense due to the refinancing of certain of our debt facilities in late-2017 and early-2018 and the delivery of vessel newbuildings, upgrades and conversions in late-2017 and early-2018; reduced charter rates earned on two of our FPSO units related to charter contract extensions; the redelivery of two shuttle tankers as they completed their bareboat charter contracts in 2017 and subsequent repairs and maintenance expenses on these vessels for trading in the conventional tanker market; the dry-docking of two shuttle tankers during the six months ended June 30, 2018; and lower utilization on our CoA shuttle tanker fleet; partially offset by the commencement of operations of the Randgrid FSO in late-2017; lower operating expenses due to the lay-up of the Arendal Spirit since late-2017; lower time charter hire expense on our shuttle fleet mainly due to the redelivery of the Jasmine Knutsen to its owner in January 2018; the commencement of operations of the Petrojarl I FPSO in May 2018; lower repairs and maintenance expenses on our FPSO units; and a decrease in the realized loss on derivative instruments.

The decrease in non-cash working capital items for the six months ended June 30, 2018, compared to the same period last year, is primarily due to settlements of intercompany balances with related parties and the timing of payments made to vendors, partially offset by the timing of payments received from customers.

For a further discussion of changes in income statement items described above for our six reportable segments, please read “Results of Operations”.

Financing Cash Flows.

We use our revolving credit facilities to finance capital expenditures and for general partnership purposes. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from long-term debt, net of debt issuance costs and prepayments of long-term debt, were $178.2 million for the six months ended June 30, 2018, and $205.3 million for the same period in 2017.

Net proceeds from the issuance of long-term debt for the six months ended June 30, 2018 mainly related to the refinancing of two debt facilities and one revolving debt facility, the drawdown of two existing debt facilities and the drawdown of one new debt facility. These proceeds were used primarily to fund the final installment payment on the Dorset Spirit shuttle tanker newbuilding constructed for the East Coast of Canada contract, the final installment payment on the ALP Keeper towing and offshore installation vessel, the Petrojarl I FPSO unit upgrades and to fund working capital requirements.

Net proceeds from the issuance of long-term debt for the six months ended June 30, 2017 mainly related to the refinancing of a debt facility, the drawdown of three existing debt facilities and two existing revolving debt facilities, and a $50 million short-term debt facility. These proceeds were used primarily for the final bullet payment on an existing debt facility, to fund the installment payments on the three shuttle tanker newbuildings being constructed for the East Coast of Canada contract, the Randgrid FSO conversion, the Petrojarl I FPSO unit upgrades, the final installment on the ALP Defender towing and offshore installation vessels and to fund working capital requirements.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $346.0 million for the six months ended June 30, 2018, compared to $263.2 million for the same period in 2017. The increase in repayments is mainly due to higher repayments associated with the maturity of one term loan and one revolving debt facility during the six months ended June 30, 2018, compared to the repayments associated with the maturity of one term loan and one revolving debt facility during the six months ended June 30, 2017.

In March 2018, we entered into a credit agreement for an unsecured revolving credit facility provided by Teekay Corporation and Brookfield, which provides for borrowings of up to $125.0 million ($25.0 million by Teekay Corporation and $100.0 million by Brookfield). During the six months ended June 30, 2018, we drew down borrowings of $125.0 million related to this facility. These proceeds were used primarily to fund working capital requirements.

In January 2018, we issued 4.8 million 8.875% Series E Preferred Units in a public offering for net proceeds of $116.0 million. We used the net proceeds from the public offering for general corporate purposes, which includes funding installment payments on newbuildings and upgrade projects and debt repayments.

Cash distributions paid to our common and preferred unitholders and our general partner were $22.3 million and $34.4 million for the six months ended June 30, 2018 and 2017, respectively. The decrease in distributions was mainly due to a decrease in the quarterly distribution paid on our common units effective from the third quarter of 2017 to $0.01 per common unit compared to $0.11 per common unit paid during the first and second quarters of 2017 and the repurchase and subsequent cancellation of all outstanding Series C-1 and Series D preferred units during the third quarter of 2017; partially offset by an increase in distributions due to the issuance of 256 million common units during the third quarter of 2017 and the issuance of the Series E Preferred Units during the first quarter of 2018.

Subsequent to June 30, 2018, distributions of $4.1 million on our outstanding common units and general partner interest related to the second quarter of 2018 were declared and will be paid on August 10, 2018. Subsequent to June 30, 2018, distributions of $8.0 million for our Series A, Series B and Series E Preferred Units were declared and will be paid on August 15, 2018.

Investing Cash Flows.

During the six months ended June 30, 2018, net cash flow used for investing activities was $123.2 million, primarily relating to $160.2 million of payments for vessels and equipment (including final upgrade costs on the Petrojarl I FPSO unit and final installment payments on the final newbuilding towing and offshore installation vessel and the final East Coast of Canada newbuilding shuttle tanker) and a $1.7 million investment in one of our joint ventures, partially offset by $25.3 million of net cash balances acquired as part of the acquisition of management companies from Teekay Corporation, proceeds of $10.4 million on the sale of the Navion Britannia shuttle tanker and scheduled lease payments of $3.0 million received from leasing our direct financing lease assets.

During the six months ended June 30, 2017, net cash flow used for investing activities was $127.8 million, primarily relating to $118.6 million of expenditures for vessels and equipment (including conversion costs on the Randgrid FSO, upgrade costs on the Petrojarl I FPSO unit and installment payments on the newbuilding towing and offshore installation vessels and the East Coast of Canada newbuilding shuttle tankers) and $12.3 million of investments in our joint ventures, partially offset by scheduled lease payments of $3.2 million received from leasing our direct financing lease assets.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2018:

		Balance
		of					Beyond
	Total	2018	2019	2020	2021	2022	2022
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Bond repayments(1)	550.0	—	74.8	—	—	250.0	225.2
Secured debt - scheduled repayments(1)	1,815.5	239.4	366.4	309.0	283.6	196.3	420.8
Secured debt - repayments on maturity(1)	526.4	15.3	85.1	40.0	19.4	150.0	216.6
Subordinated promissory note - repayment on maturity(2)	200.0	—	—	—	—	—	200.0
Unsecured revolving credit facility - due to affiliates(3)	125.0	—	125.0	—	—	—	—
Chartered-in vessels (operating leases)	42.2	25.0	17.2	—	—	—	—
Acquisition of vessels and newbuildings and committed conversion costs(4)	577.1	52.0	333.1	192.0	—	—	—
Norwegian Kroner-Denominated Obligations
Bond repayments(5)	122.7	—	11.0	—	—	—	111.7
Total contractual obligations	3,958.9	331.7	1,012.6	541.0	303.0	596.3	1,174.3

(1)
Excludes expected interest payments for U.S. Dollar-denominated debt of $72.5 million (remainder of 2018), $126.3 million (2019), $105.2 million (2020), $89.5 million (2021), $65.2 million (2022) and $58.9 million (beyond 2022). Expected interest payments are based on existing interest rates (fixed-rate loans) and LIBOR plus margins which ranged between 0.90% and 4.30% (variable-rate loans) as at June 30, 2018. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt. In July 2018, we refinanced $225.2 million of the bonds with proceeds from $700.0 million of five-year senior unsecured notes that mature in July 2023 and extended the mandatory prepayment date for the Arendal Spirit UMS debt facility to September 30, 2019, which refinancing and extension are included in the table above and the expected interest payments.

(2)
Consists of the repayment of the Brookfield Promissory Note. The Brookfield Promissory Note bears interest at an annual rate of 10.0% on the outstanding principal balance (please read Item 1 - Financial Statements: Note 7e). Excludes expected interest payments of $0.1 million (remainder of 2018). In July 2018 we refinanced the Brookfield Promissory Note with proceeds from $700.0 million of five-year senior unsecured notes that mature in July 2023.

(3)
Consists of the repayment of the unsecured revolving credit facility provided by Teekay Corporation and Brookfield. The interest payments on the revolving credit facility are based on LIBOR plus a margin of 5.00% per annum until March 31, 2019 and LIBOR plus a margin of 7.00% per annum for balances outstanding after March 31, 2019, which is payable monthly (please read Item 1 - Financial Statements: Note 7g). Excludes expected interest payments of $4.7 million (remainder of 2018) and $8.7 million (2019).

(4)	Consists of the estimated remaining payments for the acquisition of four shuttle tanker newbuildings (please read Item 1 – Financial Statements: Notes 10g – Commitments and Contingencies).

(5)
NOK-denominated bond repayments are based on the foreign exchange rate as at June 30, 2018 and exclude the impact of the cross currency swaps. Excludes expected interest payments of $5.0 million (remainder of 2018), $9.8 million (2019), $9.5 million (2020), $9.5 million (2021), $9.5 million (2022) and $4.7 million (beyond 2022). Expected interest payments are based on NIBOR, plus 4.25% as at June 30, 2018. The expected interest payments do not reflect the effect of related cross currency swaps that we have used as an economic hedge of certain of our NOK-denominated obligations. In July 2018 we refinanced $111.7 million of the bonds with proceeds from $700.0 million of five-year senior unsecured notes that mature in July 2023, which refinancing is included in the table above and the expected interest payments.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Part I, Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies in our Annual Report on Form 20-F for the year ended December 31, 2017 and Part 1, Item 1 - Financial Statements: Note 2 - Accounting Pronouncements in this Report on Form 6-K for the three and six months ended June 30, 2018.

Goodwill and Intangible Assets
At June 30, 2018, the shuttle tanker and towage segments had goodwill attributable to them. Based on conditions that existed at June 30, 2018, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are described in our Annual Report on Form 20-F for the year ended December 31, 2017.

Vessels and equipment
Historically, we have assessed the useful life of the conventional tanker component of our shuttle tankers as being 25 years and the specialized shuttle component of our shuttle tankers as being 20 years. During the six months ended June 30, 2018, we reassessed the useful life of the conventional tanker component to 20 years. This change in estimate, which commenced as of January 1, 2018, affects 21 vessels in our shuttle tanker fleet.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects, business strategy and other plans and objectives for future operations;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•
our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next one-year period;

•
our ability to refinance existing debt obligations, to raise additional debt and negotiate extensions or redeployments of existing assets, and our ability to raise debt or equity financing through public or private offerings;

•
the outcome and cost of claims and potential claims against us, including claims and potential claims by COSCO relating to Logitel and cancellation of the UMS newbuildings, Sevan relating to Logitel, Damen associated with the Petrojarl I FPSO upgrade, Sembcorp associated with the Randgrid FSO conversion, Petrobras associated with the Piranema Spirit FPSO and Shell associated with the Petrojarl Knarr FPSO;

•	offers of shuttle tankers, FSO units, or FPSO units and related contracts from Teekay Corporation and our accepting such offers;

•	the expected lifespan and residual value of our vessels, including the expected decommissioning of the Rio das Ostras;

•	acquisitions from third parties and obtaining offshore projects, that we bid on or may be awarded;

•	our ability to leverage the expertise, relationships and reputation of Teekay Corporation and Brookfield;

•
certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings and acquisitions, including the shuttle tanker newbuildings;

•	the expected employment of the newbuilding shuttle tankers under our existing master agreement with Equinor and the expected required capacity in our CoA fleet in the North Sea;

•	expected employment and trading of older shuttle tankers;

•	the expectations as to the chartering of unchartered vessels, including the towage vessels, the Arendal Spirit UMS and the HiLoad DP unit;

•	our entering into joint ventures or partnerships with companies;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter contracts;

•	timing of settlement of amounts due to and from affiliates;

•	the potential impact and timing of adoption of new accounting guidance;

•	the future valuation of goodwill and potential impairment;

•	our compliance with covenants under our credit facilities;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner;

•	the passage of climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases;

•	our expected uses of proceeds from equity and debt issuances;

•	increasing the efficiency of our business and redeploying vessels as charters expire or terminate; and

•	our ability to pay distributions on our common units and preferred units and the amounts of such distributions.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in oil prices; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel recycling; changes in trading patterns; our potential inability to retain or replace certain executives or key members of our management team; changes in our expenses; the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production, conversion or vessel delivery delays; failure to obtain required approvals by the Conflicts Committee of our general partner to acquire other vessels or offshore projects from Teekay Corporation or third parties; our potential inability to fund our liquidity needs for the upcoming one-year period, to raise financing to refinance debt maturities, fund existing projects or purchase additional vessels; our cash flows and levels of available cash, and the levels of cash reserves established by the board of directors of our general partner and required by any financing agreements; the effects of the issuance of additional common units and other equity securities on cash distributions; the outcome of discussions or legal action with COSCO, Sembcorp, Sevan, Damen, Petrobras, Petrobras Netherlands B.V., Shell and third parties relating to existing or potential claims; our exposure to interest rate and currency exchange rate fluctuations; changes to the amount or proportion of revenues and expenses denominated in foreign currencies; potential inability to obtain charters related to the towage newbuildings; our inability to negotiate acceptable terms with the lenders of the Arendal Spirit UMS debt facility; delays in the start-up of offshore oil fields related to the CoA contracts or the actual vessel equivalent requirements of new CoAs; and other risk factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2017. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2018
PART I – FINANCIAL INFORMATION
ITEM 3    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes, primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR or NIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The tables below provide information about financial instruments as at June 30, 2018, that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance							Fair
	of					There-		Value
	2018	2019	2020	2021	2022	after	Total	Liability	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.)(2)(3)	233.5	424.2	323.2	273.5	332.6	512.6	2,099.6	2,075.0	4.7%
Variable Rate (NOK)(4)	—	11.0	—	—	—	111.7	122.7	124.6	5.4%
Variable Rate - Due to affiliates ($U.S.)(5)	—	125.0	—	—	—	—	125.0	121.0	7.3%
Fixed Rate Debt ($U.S.)(6)	21.2	102.1	25.8	29.5	263.7	350.0	792.3	789.4	5.8%
Fixed Rate Debt - Due to affiliates ($U.S.)(7)	—	—	—	—	—	200.0	200.0	209.0	10.0%
Interest Rate Swaps:
Contract Amount(8)(9)	47.7	95.4	449.3	326.7	126.7	486.0	1,531.8	96.1	3.6%
Average Fixed Pay Rate(2)	2.8%	2.8%	2.9%	4.1%	2.2%	4.6%	3.6%
________________

(1)
Rate relating to long-term debt refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt. Rate relating to interest rate swaps refers to the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of June 30, 2018 ranged between 0.90% and 4.30% based on LIBOR and 4.25% based on NIBOR. Rates are as at June 30, 2018 and do not include the effect of the debt refinancings (see 4, 6 and 7 below).

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	In August 2018, we extended the mandatory prepayment date for the Arendal Spirit UMS debt facility to September 30, 2019, which extension is included in the table above.

(4)
Interest payments on NOK-denominated debt and interest rate swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars. Please see the table in the "Foreign Currency Fluctuation Risk" section below and read Item 1 – Financial Statements: Note 8 – Derivative Instruments and Hedging Activities. In July 2018, we refinanced $111.7 million of the bonds with proceeds from $700.0 million of five-year senior unsecured notes that mature in July 2023, which refinancing is included in the expected maturity dates in the table above.

(5)	Includes amounts related to the Teekay Corporation and Brookfield unsecured revolving credit facility.

(6)
In July 2018, we refinanced $225.2 million of outstanding bonds with proceeds from $700.0 million of five-year senior unsecured notes that mature in July 2023, which refinancing is included in the expected maturity dates in the table above.

(7)
Includes amounts related to the Brookfield Promissory Note. In July 2018, we refinanced the Brookfield Promissory Note with proceeds from $700.0 million of five-year senior unsecured notes that mature in July 2023, which refinancing is included in the expected maturity dates in the table above.

(8)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(9)
Includes three interest rate swaps, which as at June 30, 2018 had a total notional amount of $453.4 million and a total fair value liability of $63.8 million. These interest rate swaps include optional early termination provisions, which if exercised, would terminate these interest rate swaps in 2019 or 2021.

Foreign Currency Fluctuation Risk

Our functional currency is the U.S. Dollar because most of our revenues and operating costs are in U.S. Dollars. We incur certain vessel operating expenses, general and administrative expenses and a portion of our capital upgrade projects in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, the Australian Dollar, Brazilian Real, British Pound, Euro and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.
We may continue to seek to hedge certain of our currency fluctuation risks in the future. At June 30, 2018, we were committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Average Forward Rate (1)	Expected Maturity		Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars) Non-hedge
			2018	2019
			(in thousands of U.S. Dollars)
Norwegian Kroner	500,000	7.86	31,764	31,825	(2,062)
Euro	6,000	0.82	7,280	—	(300)
			39,044	31,825	(2,362)

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
We incur interest expense on our NOK-denominated bonds. We have entered into a cross currency swap to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 1 – Financial Statements: Note 8 – Derivative Instruments and Hedging Activities.
As at June 30, 2018, we were committed to the following cross currency swap:

Notional Amount NOK (thousands)	Principal Amount USD (thousands)	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Asset (Liability) (in thousands of U.S. Dollars)	Remaining Term (years)
		Reference Rate	Margin

1,000,000	162,200	NIBOR	4.25%	7.45%	(42,118)	0.6
					(42,118)

In July 2018, we settled NOK 905 million aggregate notional amount ($146.8 million principal amount) of the cross currency swap in connection with the partial repurchase of the NOK bonds.

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain CoAs. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at June 30, 2018, we were not committed to any bunker fuel swap contracts.

ITEM 4 -    CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the six months ended June 30, 2018, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2018
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
Occasionally we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.
Please read Item 1 - Financial Statements: Note 10 - Commitments and Contingencies: Parts a), b), c), d), e), and f) for a description of certain potential claims and claims made against us.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, Item 3 - Key Information - Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2017, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
None
Item 6 – Exhibits
None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-216624) FILED WITH THE SEC ON MARCH 10, 2017

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206461) FILED WITH THE SEC ON AUGUST 19, 2015

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212782) FILED WITH THE SEC ON JULY 29, 2016

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213229) FILED WITH THE SEC ON AUGUST 22, 2016

•	REGISTRATION STATEMENT ON FORM F-3/A (NO. 333-221745) FILED WITH THE SEC ON JANUARY 4, 2018

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: August 9, 2018	By:	/s/ Edith Robinson
Edith Robinson Secretary